File Nos.   333-
                                                                811-05618
==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION  STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective  Amendment No.                                   ( )
            Post-Effective  Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940           ( )
            Amendment  No. 72                                              (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     -------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH  AMERICA
     -----------------------------------------------
        (Name  of  Depositor)


     1750  Hennepin  Avenue,  Minneapolis,  MN                           55403
     -------------------------------------------                         -----
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code    (612)  347-6596

     Name  and  Address  of  Agent  for  Service
     -------------------------------------
          Suzanne J. Pepin
          Allianz  Life  Insurance  Company  of  North  America
          1750  Hennepin  Avenue
          Minneapolis,  MN    55403

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT  06881
          (203)  226-7866

Approximate Date of Proposed Public Offering:

         As soon as practicable after the effective date of this Filing.

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts

================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                            CROSS REFERENCE SHEET
                            (Required by Rule 495)

Item No.                                                 Location
--------                                                 -----------------------

          PART A

Item 1.   Cover Page . . . . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions .  . . . . . . . . . . . . . . .   Index of Terms

Item 3.   Synopsis or Highlights.  . . . . . . . . . .   Highlights


Item 4.   Condensed Financial Information. . . . . . .   Appendix-Condensed
                                                         Financial Information


Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies. . . . . . . . . . . . Other Information-
                                                         The Separate Account,
                                                         Allianz Life,
                                                         Investment Options

Item 6.   Deductions. . . . . . . . .. . . . . . . . . . Expenses

Item 7.   General Description of Variable
          Annuity Contracts . . . . . . . . . . . . . . .The Valuemark IV
                                                         Variable Annuity
                                                         Contract

Item 8.   Annuity Period. . .. . . . . . . . . . . . . . Annuity Payments
                                                         (The Payout Phase)

Item 9.   Death Benefit. . . . . . . . . . . . . . . . . Death Benefit

Item 10.  Purchases and Contract Value. . . . . . . . . .Purchase

Item 11.  Redemptions. . . . . . . . . . . . . . . . . . Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . . . . . . Taxes

Item 13.  Legal Proceedings. . . . . . . . . . . . . . . None

Item 14.  Table of Contents of the Statement of
          Additional Information. . . . . . . . . . .    Table of Contents
                                                         of the Statement of
                                                         Additional Information




                        CROSS REFERENCE SHEET (cont'd)
                            (Required by Rule 495)

Item No.                                               Location
--------                                               --------------------

          PART B

Item 15.  Cover Page. . . . . . . . .. . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . . . .   Insurance Company

Item 18.  Services. . . . . . . . . . . . .. . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered. . . .  Not Applicable

Item 20.  Underwriters. . . . . . . . . . . . . . . .  Distributor

Item 21.  Calculation of Performance Data. . . . . .   Calculation of
                                                       Performance Data

Item 22.  Annuity Payments. . . . . . . . . . . . . .  Annuity Provisions

Item 23.  Financial Statements. . . . .  . . . . . .   Financial Statements




                                 PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.

                                 PART A

                 THE VALUEMARK(R) IV VARIABLE ANNUITY CONTRACT

                                    issued by

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                                       and

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA



This prospectus describes the Valuemark IV Variable Annuity Contract with a Fixed Account offered by Allianz Life Insurance Company of North America (Allianz Life). All references to "we," "us" and "our" refer to Allianz Life.

The annuity offers the Variable Options listed below, and a Fixed Account of Allianz Life. Each Variable Option invests in a Portfolio listed below. You can select up to 10 investment options (which includes any of the Variable Options and the Fixed Account). The Fixed Account and one or more of the Variable Options may not be available in your state.



VARIABLE OPTIONS:
AIM VARIABLE INSURANCE FUNDS:

AIM V.I. Growth Fund

THE ALGER AMERICAN FUND:

Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST#:


Franklin Aggressive Growth Securities Fund
Franklin Global Communications Securities Fund*
Franklin Global Health Care Securities Fund
Franklin Growth and Income Securities Fund*
Franklin High Income Fund
Franklin Income Securities Fund
Franklin Large Cap Growth Securities Fund*
Franklin Money Market Fund
Franklin Natural Resources Securities Fund
Franklin Real Estate Fund*
Franklin Rising Dividends Securities Fund*
Franklin S&P 500 Index Fund
Franklin Small Cap Fund
Franklin Technology Securities Fund
Franklin U.S. Government Fund*
Franklin Value Securities Fund
Franklin Zero Coupon Funds - 2000, 2005 and 2010
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Asset Strategy Fund*
Templeton Developing Markets Securities Fund*
Templeton Global Income Securities Fund
Templeton Growth Securities Fund*
Templeton International Securities Fund*
Templeton International Smaller Companies Fund
Templeton Pacific Growth Securities Fund*

#Effective May 1, 2000, the funds of Templeton Variable Products Series Fund were merged into similar funds of Franklin Templeton Variable Insurance Products Trust.


USALLIANZ VARIABLE INSURANCE PRODUCTS TRUST:

USAllianz VIP Diversified Assets Fund
USAllianz VIP Fixed Income Fund
USAllianz VIP Growth Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


*The fund's name changed as follows:

CURRENT NAME                                      PREVIOUS NAME
-----------------------------------------------------------------------------------------
Franklin Global Communications Securities Fund    Franklin Global Utilities Securities Fund
Franklin Growth and Income Securities Fund        Franklin Growth and Income Fund
Franklin Large Cap Growth Securities Fund         Franklin Capital Growth Fund
Franklin Real Estate Fund                         Franklin Real Estate Securities Fund
Franklin Rising Dividends Securities Fund         Franklin Rising Dividends Fund
Franklin U.S. Government Fund                     Franklin U.S. Government Securities Fund
Templeton Asset Strategy Fund                     Templeton Global Asset Allocation Fund
Templeton Developing Markets Securities Fund      Templeton Developing Markets Equity Fund
Templeton Growth Securities Fund                  Templeton Global Growth Fund
Templeton International Securities Fund           Templeton International Equity Fund
Templeton Pacific Growth Securities Fund          Templeton Pacific Growth Fund


A bonus is optional with this Contract. If you select a bonus, the expenses for the Contract may be higher than expenses for a Contract without a bonus. The amount of the bonus may be offset by any additional fees and/or charges associated with the bonus.

Please read this prospectus before investing and keep it for future reference. It contains important information about the Valuemark IV Variable Annuity Contract with a Fixed Account.


To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated ___________. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is on page __ of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about companies that file electronically with the SEC. For a free copy of the SAI, call us at 1-800-542-5427 or write us at: 1750 Hennepin Avenue, Minneapolis, Minnesota 55403-2195.

THE VALUEMARK IV VARIABLE ANNUITY CONTRACTS:
O ARE NOT BANK DEPOSITS
O ARE NOT FEDERALLY INSURED
O ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY
O ARE NOT GUARANTEED AND MAY BE SUBJECT TO LOSS OF PRINCIPAL

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Dated: ___________, 2000


                           Variable Annuity Prospectus

TABLE OF CONTENTS


Index of Terms

Highlights

Fee Table

1. The Valuemark IV Variable Annuity Contract
    Contract Owner
    Joint Owner
    Annuitant
    Beneficiary
    Assignment

2. Annuity   Payments (The Payout  Phase)
   Income Date
   Annuity Payments
   Guaranteed Minimum Income Benefits
   Annuity  Options

3.  Purchase
    Purchase  Payments
    Automatic Investment   Plan
    Bonuses
    Allocation of Purchase  Payments
    Free   Look
    Accumulation  Units

4. Investment  Options
    Transfers
    Dollar Cost Averaging  Program
    Flexible Rebalancing
    Voting Privileges
    Substitution

5.  Expenses
    Insurance  Charges
    Mortality and Expense Risk  Charge
    Administrative  Charge
    Contract Maintenance  Charge
    Contingent Deferred Sales  Charge
    Waiver of   Contingent Deferred
        Sales Charge  Benefits
    Reduction or Elimination   of the
    Contingent Deferred Sales  Charge
    Transfer Fee
    Premium  Taxes
    Income  Taxes
    Portfolio  Expenses

6.  Taxes
    Annuity Contracts in  General
    Qualified and  Non-Qualified Contracts
    Multiple Contracts
    Withdrawals -  Non-Qualified Contracts
    Withdrawals - Qualified Contracts
    Withdrawals -  Tax-Sheltered Annuities
    Diversification

7. Access to Your Money
    Systematic Withdrawal  Program
    Minimum Distribution  Program
    Suspension of Payments or Transfers

8. Performance

9. Death  Benefit
    Upon Your  Death
    Death of Annuitant

10. Other Information
    Allianz   Life
    The Separate  Account
    Distribution
    Administration
    Financial Statements

Table of   Contents of the
Statement of Additional Information

Appendix


INDEX OF TERMS
--------------------------------------------------------------------------------

This prospectus is written in plain English to make it as understandable as possible. However, there are some technical terms used which are capitalized in the prospectus. The page that is indicated below is where you will find the definition for the word or term.

                                                    Page

Accumulation  Phase
Accumulation   Unit
Annuitant
Annuity  Options
Annuity  Payments
Annuity   Unit
Beneficiary
Contract
Contract  Owner
Fixed  Account
Income  Date
Joint Owner
Non-Qualified .
Payout  Phase
Portfolios
Purchase  Payment
Qualified
Tax  Deferral
Variable  Option


HIGHLIGHTS

The variable annuity contract offered by Allianz Life is a contract between you, the owner, and Allianz Life, the insurance company. The Contract provides a means for investing on a tax-deferred basis in Variable Options and the Allianz Life Fixed Account for retirement savings or other long-term investment purposes. The Contract provides two death benefit options and guaranteed annuity income options.

If you purchase the Contract on or after _________, 2000, you can select the Immediate Bonus and/or the Loyalty Bonus. If you select the Immediate Bonus, Allianz Life will credit each Purchase Payment you make, within the first six months after it issues the Contract, with a 3.5% Bonus. If you select the Loyalty Bonus, Allianz Life will credit your Contract on the 7th Contract anniversary with a Bonus equal to 3.25% of your Contract value. Under certain circumstances, Allianz Life may take back the Bonus amounts.

All deferred annuity contracts, like this Contract, have two phases: the Accumulation Phase and the Payout Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, Allianz Life may assess a contingent deferred sales charge which varies depending upon how long it has had your Purchase Payment and whether or not you select the Immediate Bonus. The Payout Phase occurs when you begin receiving regular Annuity Payments from your Contract.

You can choose to receive Annuity Payments on a variable basis, on a fixed basis or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the Variable Options you select for the Payout Phase. If you choose fixed payments, the amount of the fixed annuity payments are constant for the entire Payout Phase. If you purchase the Contract on or after _________, 2000, you can select a guaranteed minimum income benefit (GMIB).

     FREE LOOK. You can cancel the Contract within 10 days after receiving it (or whatever period is required in your state). Allianz Life will refund the value of your Contract on the day it receives your request to cancel the Contract. This may be more or less than your original payment. In certain states, or if you have purchased the Contract as an individual retirement annuity, Allianz Life will refund the Purchase Payment. If you select the Immediate Bonus, Allianz Life will take back the Bonus amount if you cancel the Contract under this free look provision.

     TAX PENALTY. Your earnings are not taxed until you take them out. If you take money out during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty. For tax purposes, bonuses are considered to be earnings.


     INQUIRIES. If you have any questions about your Contract or need more information, please contact us at:

         USAllianz Service Center
         300 Berwyn Park
         P.O. Box 3031
         Berwyn,PA 19312-0031
         1-800-624-0197

FEE TABLE
--------------------------------------------------------------------------------

The purpose of this Fee Table is to help you understand the costs of investing, directly or indirectly, in the Variable Options under the Contract. It reflects expenses of the Separate Account as well as the Portfolios.

CONTRACT OWNER TRANSACTION FEES

Contingent Deferred Sales Charge ("CDSC")*
(as a percentage of Purchase Payments)



      YEARS SINCE        CONTRACTS WITHOUT           CONTRACTS WITH
    PURCHASE PAYMENT      IMMEDIATE BONUS            IMMEDIATE BONUS
                            CDSC CHARGE                CDSC CHARGE
-------------------------------------------------------------------------
           0-1                   6%                       9.5%
           1-2                   6%                       9.5%
           2-3                   6%                       9.0%
           3-4                   5%                       7.5%
           4-5                   4%                       6.0%
           5-6                   3%                       4.5%
           6-7                   2%                       3.0%
           7 +                   0%                         0%



Transfer Fee  First 12 transfers in a Contract year are free. Thereafter, the fee is $25 or 2% of the amount transferred, if less. Dollar Cost Averaging transfers and Flexible Rebalancing transfers are not currently counted.


CONTRACT MAINTENANCE CHARGE**      $30 per Contract per year


SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)


                                                              Charges for Contract with
                                        Charges for           GMIB and Immediate and
                                        Standard Contract     Loyalty Bonuses
                                        -----------------     ----------------------
Mortality and Expense Risk Charge***         1.34%                 2.14%

Administrative Charge                         .15%                  .15%
                                             ------                -----
Total Separate Account Annual Expenses       1.49%                 2.29%


* Each year after the first Contract year, you may make multiple partial withdrawals of up to a total of 15% of the value of your Contract and no contingent deferred sales charge will be assessed. See Section 7 -- "Access to Your Money" for additional options.

** During the Accumulation Phase, the charge is waived if the value of your Contract is at least $50,000. If you own more than one Valuemark IV Contract (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $50,000, the charge is waived (except in New Jersey). Currently, the charge is also waived during the Payout Phase if the value of your Contract at the Income Date is at least $50,000 (except in New Jersey).

*** The amount of the mortality and expense risk charge during the Accumulation Phase depends upon whether you select a Bonus and/or a guaranteed minimum income benefit (GMIB) and the Contract year your Contract is in. The lowest charge shown in the table above assumes you do not select any Bonus or GMIB. The highest charge shown in the table above assumes you choose both Bonus Options and the GMIB. The mortality and expense risk charge will be different for your Contract if you choose only one of these options or a different combination of options. See "Expenses - Mortality and Expense Risk Charge" for more information. The mortality and expense risk charge is 1.25% during the Payout Phase regardless of any Bonus or GMIB benefits you have selected.

7



FUND ANNUAL EXPENSES:

(as a percentage of the Portfolio's average net assets for the most recent fiscal year). See the accompanying Portfolio prospectuses for more information.



                                                    MANAGEMENT

                                                  AND PORTFOLIO                                      TOTAL ANNUAL

                                               ADMINISTRATIVE FEES1  12b-1 FEES     OTHER EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------------------------------

AIM V.I. Growth Fund                                   .63%              --             .10%             .73%

Alger American Growth Portfolio                        .75%              --             .04%             .79%

Alger American Leveraged AllCap Portfolio2             .85%              --             .08%             .93%

Franklin Aggressive Growth Securities Fund,
  Class 1 3                                            .50%              --             .22%             .72%

Franklin Global Communications Securities Fund,
  Class 1                                              .48%              --             .03%              .51%

Franklin Global Health Care Securities Fund, Class 1   .60%              --             .22%              .82%

Franklin Growth and Income Securities Fund, Class 1    .47%              --             .02%              .49%

Franklin High Income Fund, Class 1                     .51%              --             .03%              .54%

Franklin Income Securities Fund, Class 1               .48%              --             .02%              .50%

Franklin Large Cap Growth Securities Fund, Class 1 4   .75%              --             .02%              .77%

Franklin Money Market Fund, Class 1                    .52%              --             .01%              .53%

Franklin Natural Resources Securities Fund, Class 1    .62%              --             .04%              .66%

Franklin Real Estate Fund, Class 1                     .56%              --             .02%              .58%

Franklin Rising Dividends Securities Fund, Class 1     .73%              --             .02%              .75%

Franklin S&P 500 Index Fund, Class 1 5                 .15%              --             .38%              .53%

Franklin Small Cap Fund, Class 1 6                     .55%              --             .27%              .82%

Franklin Technology Securities Fund, Class 1 3         .55%              --             .38%             .93%

Franklin U.S. Government Fund, Class 1                 .49%              --             .02%              .51%

Franklin Value Securities Fund, Class 1                .60%              --             .21%              .81%

Franklin Zero Coupon Fund, Class 1 - 2000              .63%              --             .02%              .65%

Franklin Zero Coupon Fund, Class 1 - 2005              .63%              --             .02%              .65%

Franklin Zero Coupon Fund, Class 1 - 2010              .63%              --             .02%              .65%

Mutual Discovery Securities Fund, Class 1              .80%              --              .21             1.01%

Mutual Shares Securities Fund, Class 1 4               .60%              --             .19%              .79%

Templeton Asset Strategy Fund, Class 1 6               .60%              --             .18%              .78%

Templeton Developing Markets Securities Fund,
  Class 1 6                                           1.25%              --             .31%             1.56%

Templeton Global Income Securities Fund, Class 1 4     .60%              --             .05%              .65%

Templeton Growth Securities Fund, Class 1 4            .83%              --             .05%              .88%

Templeton International Securities Fund, Class 1 6     .69%              --             .19%              .88%

Templeton International Smaller Companies Fund,
  Class 1                                              .85%              --             .26%             1.11%

Templeton Pacific Growth Securities Fund, Class 1     1.00%              --             .08%             1.08%

USAllianz VIP Diversified Assets Fund, Class 1 5/7     .55%             .25%            .20%             1.00%

USAllianz VIP Fixed Income Fund, Class 1 5/7           .50%             .25%            .00%              .75%

USAllianz VIP Growth Fund, Class 1 5/7                 .65%             .25%            .00%              .90%

1. The Portfolio Administration Fee is a direct expense for the Franklin Aggressive Growth Securities Fund the Franklin Global Health Care Securities Fund, the Franklin S&P Index Fund, the Franklin Small Cap Fund, the Franklin Technology Securities Fund, the Franklin Value Securities Fund, the Mutual Discovery Securities Fund, the Mutual Shares Securities Fund, the Templeton Asset Strategy Fund, the Templeton Developing Markets Securities Fund, the Templeton International Securities Fund and the Templeton International Smaller Companies Fund. Other Portfolios of Franklin Templeton Variable Insurance Products Trust pay for similar services indirectly through the Management Fee. See the Franklin Templeton Variable Insurance Products Trust prospectus for further information regarding these fees.

2. Other expenses for the Alger American Leveraged AllCap Portfolio include 0.01% of interest expense.

3. The Franklin Aggressive Growth Securities Fund and the Franklin Technology Securities Fund commenced operations on May 1, 2000. The expenses shown above for these portfolios are therefore estimated for the current fiscal year.

4. On 2/8/00, a merger and reorganization was approved that combined the fund with a similar fund of Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund. However, if the table reflected combined assets, the fund's Management Fees, Other Expenses, and Total Fund Operating Expenses after 5/1/00 would be estimated as: 0.75%, 0.02%, and 0.77% respectively for the Franklin Large Cap Growth Securities Fund; 0.60%, 0.19%, and 0.79% respectively for the Mutual Shares Securities Fund; 0.80%, 0.05%, and 0.85% respectively for the Templeton Growth Securities Fund; and .0.60%, 0.04%, and 0.64% respectively for the Templeton Global Income Securities Fund.

5. The Franklin S&P 500 Index Fund, the US Allianz VIP Diversified Assets Fund, the US Allianz VIP Fixed Income Fund, and the US Allianz VIP Growth Fund commenced operations on November 12, 1999. The expenses shown above for these portfolios are therefore estimated for the fund's current fiscal year.

6. On 2/8/00, shareholders approved a merger and reorganization that combined the assets of the fund with a similar fund of the Templeton Variable
     Products Series Fund, effective 5/1/00. The shareholders of the similar fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's Management Fees, Other Expenses, and Total Fund Operating Expenses after 5/1/00 would be estimated as: 0.55%, 0.27%, and 0.82% respectively for the Franklin Small Cap Fund; 1.25%, 0.29%, and 1.54% respectively for the Templeton Developing Markets Securities Fund; 0.60%, 0.14%, and 0.74% respectively for the Templeton Asset Strategy Fund; and 0.65%, 0.20%, and 0.85% respectively for the Templeton International Securities Fund.

7. Certain expenses of the USAllianz VIP Funds have been assumed by the Adviser. Had those expenses not been assumed, total return would have been lower and total fund expenses would have been 3.80% for the Diversified Assets Fund, 3.77% for the Fixed Income Fund, and 3.90% for the Growth Fund.

EXAMPLES
--------------------------------------------------------------------------------

The expenses for your Contract may be different than those shown in the charts below depending upon which benefits, or combination of benefits (Bonuses and/or
GMIB), if any, you select.

    O The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

    O The $30 contract maintenance charge is included in the examples as a prorated charge of $1. Since the average Contract size is greater than $1,000, the contract maintenance charge is reduced accordingly.

    O Premium taxes are not reflected in the tables. Premium taxes may apply.

    O  For  additional  information,   see  Section  5  --  "Expenses"  and  the
accompanying fund prospectuses.


You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you surrender your Contract at the end of each time period:

   a) assuming you do not select any Bonus or GMIB;
   b) assuming you select the Immediate Bonus, the Loyalty Bonus and the GMIB.

                                                     1 YEAR           3 YEARS          5 YEARS          10 YEARS
---------------------------------------------------------------------------------------------------------------------------

AIM V.I. Growth Fund                                 a) $84            a) $123         a) $158           a) $265
                                                     b) $__            b) $___         b) $___           b) $___

Alger American Growth Portfolio                      a) $84            a) $125         a) $161           a) $272
                                                     b) $__            b) $___         b) $___           b) $___

Alger American Leveraged AllCap Portfolio            a) $86            a) $129         a) $168           a) $286
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Aggressive Growth Securities Fund,
  Class 1*                                           a) $83            a) $123         a) $157           a) $264
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Global Communications Securities Fund,
  Class 1                                            a) $81            a) $117         a) $147           a) $243
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Global Health Care Securities Fund,
  Class 1                                            a) $84            a) $126         a) $163           a) $275
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Growth and Income Securities Fund,
  Class 1                                            a) $81            a) $116         a) $146           a) $241
                                                     b) $__            b) $___         b) $___           b) $___

Franklin High Income Fund, Class 1                   a) $82            a) $118         a) $148           a) $246
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Income Securities Fund, Class 1             a) $81            a) $116         a) $146           a) $242
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Large Cap Growth Securities Fund, Class 1   a) $84            a) $125         a) $160           a) $270
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Money Market Fund, Class 1                  a) $82            a) $117         a) $148           a) $245
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Natural Resources Securities Fund, Class 1  a) $83            a) $121         a) $154           a) $258
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Real Estate Fund, Class 1                   a) $82            a) $119         a) $150           a) $250
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Rising Dividends Securities Fund, Class 1   a) $84            a) $124         a) $159           a) $267
                                                     b) $__            b) $___         b) $___           b) $___

Franklin S&P 500 Index Fund, Class 1*                a) $82            a) $117         a) $148           a) $245
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Small Cap Fund, Class 1                     a) $84            a) $126         a) $163           a) $275
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Technology Securities Fund, Class 1*        a) $86            a) $129         a) $168           a) $286
                                                     b) $__            b) $___         b) $___           b) $___

Franklin U.S. Government Fund, Class 1               a) $81            a) $117         a) $147           a) $243
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Value Securities Fund, Class 1              a) $84            a) $126         a) $162           a) $274
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Zero Coupon Fund - 2000, Class 1            a) $83            a) $121         a) $154           a) $257
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Zero Coupon Fund - 2005, Class 1            a) $83            a) $121         a) $154           a) $257
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Zero Coupon Fund - 2010, Class 1            a) $83            a) $121         a) $154           a) $257
                                                     b) $__            b) $___         b) $___           b) $___

Mutual Discovery Securities Fund, Class 1            a) $86            a) $132         a) $172           a) $294
                                                     b) $__            b) $___         b) $___           b) $___

Mutual Shares Securities Fund, Class 1               a) $84            a) $125         a) $161           a) $272
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Asset Strategy Fund, Class 1               a) $84            a) $125         a) $161           a) $271
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Developing Markets Securities Fund,
  Class 1                                            a) $92            a) $148         a) $199           a) $346
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Global Income Securities Fund, Class 1     a) $82            a) $117         a) $148           a) $245
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Growth Securities Fund, Class 1            a) $85            a) $128         a) $166           a) $281
                                                     b) $__            b) $___         b) $___           b) $___

Templeton International Securities Fund, Class 1     a) $85            a) $128         a) $166           a) $281
                                                     b) $__            b) $___         b) $___           b) $___

Templeton International Smaller Companies Fund,
  Class 1                                            a) $87            a) $135         a) $177           a) $303
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Pacific Growth Securities Fund, Class 1    a) $87            a) $134         a) $176           a) $300
                                                     b) $__            b) $___         b) $___           b) $___

USAllianz VIP Diversified Assets Fund*               a) $84            a) $124         a) $159           a) $267
                                                     b) $__            b) $___         b) $___           b) $___

USAllianz VIP Fixed Income Fund*                     a) $81            a) $116         a) $146           a) $242
                                                     b) $__            b) $___         b) $___           b) $___

USAllianz VIP Growth Fund*                           a) $83            a) $121         a) $154           a) $257
                                                     b) $__            b) $___         b) $___           b) $___

*Estimated



You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if your Contract is not surrendered:

   a) assuming you do not select any Bonus or GMIB;
   b) assuming you select the Immediate Bonus, the Loyalty Bonus and the GMIB.

                                                     1 YEAR           3 YEARS          5 YEARS         10 YEARS
---------------------------------------------------------------------------------------------------------------------------

AIM V.I. Growth Fund                                 a) $24            a) $72          a) $124           a) $265
                                                     b) $__            b) $___         b) $___           b) $___

Alger American Growth Portfolio                      a) $24            a) $74          a) $127           a) $272
                                                     b) $__            b) $___         b) $___           b) $___

Alger American Leveraged AllCap Portfolio            a) $26            a) $78          a) $134           a) $286
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Aggressive Growth Securities Fund,
  Class 1*                                           a) $23            a) $72          a) $123           a) $264
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Global Communications Securities Fund,
  Class 1                                            a) $21            a) $66          a) $113           a) $243
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Global Health Care Securities Fund,
  Class 1                                            a) $24            a) $75          a) $129           a) $275
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Growth and Income Securities Fund, Class 1  a) $21            a) $65          a) $112           a) $241
                                                     b) $__            b) $___         b) $___           b) $___

Franklin High Income Fund, Class 1                   a) $22            a) $67          a) $114           a) $246
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Income Securities Fund, Class 1             a) $21            a) $65          a) $112           a) $242
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Large Cap Growth Securities Fund, Class 1   a) $24            a) $74          a) $126           a) $270
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Money Market Fund, Class 1                  a) $22            a) $66          a) $114           a) $245
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Natural Resources Securities Fund,
  Class 1                                            a) $23            a) $70          a) $120           a) $258
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Real Estate Fund, Class 1                   a) $22            a) $68          a) $116           a) $250
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Rising Dividends Securities Fund, Class 1   a) $22            a) $66          a) $114           a) $245
                                                     b) $__            b) $___         b) $___           b) $___

Franklin S&P 500 Index Fund, Class 1*                a) $26            a) $80          a) $137           a) $291
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Small Cap Fund, Class 1                     a) $24            a) $75          a) $129           a) $275
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Technology Securities Fund, Class 1         a) $26            a) $78          a) $134           a) $286
                                                     b) $__            b) $___         b) $___           b) $___

Franklin U.S. Government Fund, Class 1               a) $21            a) $66          a) $113           a) $243
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Value Securities Fund, Class 1              a) $24            a) $75          a) $128           a) $274
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Zero Coupon Fund - 2000, Class 1            a) $23            a) $70          a) $120           a) $257
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Zero Coupon Fund - 2005, Class 1            a) $23            a) $70          a) $120           a) $257
                                                     b) $__            b) $___         b) $___           b) $___

Franklin Zero Coupon Fund - 2010, Class 1            a) $23            a) $70          a) $120           a) $257
                                                     b) $__            b) $___         b) $___           b) $___

Mutual Discovery Securities Fund, Class 1            a) $26            a) $81          a) $138           a) $294
                                                     b) $__            b) $___         b) $___           b) $___

Mutual Shares Securities Fund, Class 1               a) $24            a) $74          a) $127           a) $272
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Asset Strategy Fund, Class 1               a) $24            a) $74          a) $127           a) $271
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Developing Markets Securities Fund,
  Class 1                                            a) $32            a) $97          a) $165           a) $346
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Global Income Securities Fund, Class 1     a) $22            a) $66          a) $114           a) $245
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Growth Securities Fund, Class 1            a) $25            a) $77          a) $132           a) $281
                                                     b) $__            b) $___         b) $___           b) $___

Templeton International Securities Fund, Class 1     a) $25            a) $77          a) $132           a) $281
                                                     b) $__            b) $___         b) $___           b) $___

Templeton International Smaller Companies Fund,
  Class 1                                            a) $27            a) $84          a) $143           a) $303
                                                     b) $__            b) $___         b) $___           b) $___

Templeton Pacific Growth Securities Fund, Class 1    a) $27            a) $83          a) $142           a) $300
                                                     b) $__            b) $___         b) $___           b) $___

USAllianz VIP Diversified Assets Fund*               a) $24            a) $73          a) $125           a) $267
                                                     b) $__            b) $___         b) $___           b) $___

USAllianz VIP Fixed Income Fund*                     a) $21            a) $65          a) $112           a) $242
                                                     b) $__            b) $___         b) $___           b) $___

USAllianz VIP Growth Fund*                           a) $23            a) $70          a) $120           a) $257
                                                     b) $__            b) $___         b) $___           b) $___

*Estimated


SEE THE APPENDIX FOR ACCUMULATION UNIT VALUES - CONDENSED FINANCIAL INFORMATION.

1. The Valuemark IV
Variable Annuity Contract
-------------------------------------------------------------------------------

This prospectus describes a variable deferred annuity contract with a Fixed Account offered by Allianz Life.

An annuity is a Contract between you, the owner, and an insurance company (in this case Allianz Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date that is at least two years in the future. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase.

The Contract benefits from Tax Deferral. Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

Your investment choices include Variable Options and the Fixed Account of Allianz Life. The Contract is called a variable annuity because you can choose among the Variable Options and, depending upon market conditions, you can make or lose money in the Contract based on the investment performance of the Portfolios. The Portfolios are designed to offer a better return than the Fixed Account. However, this is not guaranteed. The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Portfolio(s) you select. The amount of the Annuity Payments you receive during the Payout Phase of the Contract also depends in large part upon the investment performance of the Portfolios you select for the Payout Phase.

The Contract also contains a Fixed Account. The Fixed Account offers an interest rate that is guaranteed by Allianz Life for all deposits made within the twelve month period. Your initial interest rate is set on the date when your money is invested in the Fixed Account and remains effective for one year. Initial interest rates are declared monthly. Allianz Life guarantees that the interest credited to the Fixed Account will not be less than 3% per year. If you select the Fixed Account, your money will be placed with the other general account assets of Allianz Life. Allianz Life may change the terms of the Fixed Account in the future - please contact Allianz Life for the most current terms.

If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the total interest credited to your Contract.

We will not make any changes to your Contract without your permission except as may be required by law.

CONTRACT OWNER

You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is as designated at the time the Contract is issued, unless changed. You may change Contract Owners at any time. This may be a taxable event. You should consult with your tax adviser before doing this.

JOINT OWNER

The Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner (except in Pennsylvania, Oregon and New Jersey). Upon the death of either Joint Owner, the surviving Joint Owner will be the designated Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated.

ANNUITANT

The Annuitant is the natural person on whose life we base Annuity Payments. You name the Annuitant. You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation).

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary.

ASSIGNMENT

You can transfer ownership (assign) of the Contract at any time during your lifetime. Allianz Life will not be bound by the assignment until it receives written notice of the assignment. Allianz Life will not be liable for any payment or other action it takes in accordance with the Contract before it receives notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, you may be unable to assign the Contract.


2. Annuity Payments (The Payout Phase)
-------------------------------------------------------------------------------
Income Date

You can receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be the first day of a calendar month and must be at least 2 years after you buy the Contract. If you select one of the Guaranteed Minimum Income Benefits (GMIB), your Income Date must be within 30 days following a Contract anniversary beginning with the 7th Contract anniversary (and certain other conditions must be met).

We ask you to choose your Income Date when you purchase the Contract. You can change it at any time before the Income Date with 30 days notice to us. Annuity Payments must begin by the Annuitant's 85th birthday or 10 years (5 years in Pennsylvania) from the date the Contract was issued, whichever is later. This limitation may not apply when the Contract is issued to a charitable remainder trust.

Annuity Payments

You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments). If you choose a variable payout, you can select from the available Variable Options. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date.

If you choose to have any portion of your Annuity Payments based on the investment performance of the Variable Option(s), the dollar amount of your payments will depend upon three things:

1) the value of your Contract in the Variable Option(s) on the Income Date;

2) the 5% assumed  investment  rate used in the annuity  table for the Contract;
and

3) the performance of the Variable Option(s) you selected.

If the actual performance exceeds the 5% assumed investment rate, your Annuity Payments will increase. Similarly, if the actual rate is less than 5%, your Annuity Payments will decrease.

You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

GUARANTEED MINIMUM INCOME BENEFITS

If you purchase the Contract on or after _________, 2000, at the time you purchase the Contract, you can select a Guaranteed Minimum Income Benefit
(GMIB). Once you select a GMIB, it cannot be changed. You must be younger than 74 years old to elect a GMIB. There are two GMIB options (Option 1 and 2). The GMIB will match the death benefit option you select (see Section 9 - Death Benefits). The mortality and expense risk charge is higher for Contracts with a GMIB.

The GMIB may not be available in your state. Check with your registered representative regarding availability.

The guaranteed minimum income benefits are described below and may be used in determining the amount of each Annuity Payment you receive during the Payout Phase. The GMIB can be used with any fixed Annuity Option provided for in the Contract and provides for guaranteed minimum Annuity Payments during the Payout Phase. The GMIB will apply only under the following circumstances:

     Your Income date must be within 30 days following a Contract anniversary beginning with the 7th Contract anniversary;

     Annuity Payments can only be made under a fixed annuity payout (regardless of the Annuity Option you select); and

     If you choose an Annuity Option involving a period certain, the period certain must be for at least 10 years.

If Joint Owners are named, the age of the oldest Contract Owner will be used to determine the GMIB value. If a non-natural person owns the Contract, the Contract Owner means the Annuitant.

GMIB OPTION 1

The guaranteed fixed annuity rates in the Contract will be applied to the GMIB Value.

The GMIB Value is:

A. Prior to the first Contract anniversary: the GMIB is equal to the Purchase Payments you have made, less any withdrawals and contingent deferred sales charges paid on such withdrawals.

B. From the first Contract anniversary to your 81st birthday and before the date of death, the GMIB Value is the greater of (1) or (2) below:

   1.  5% Increase

         Purchase Payments you have made,
         less any withdrawals and any contingent deferred sales charges paid on such withdrawals, plus 5% on each Contract anniversary.

   2.  Highest 6th Year Anniversary Value
         highest Contract value on any sixth year Contract anniversary, plus any Purchase Payments made since that Contract anniversary, less any withdrawals since that Contract anniversary and any contingent deferred sales charges paid on the withdrawals.

      Contract anniversaries occurring on or after your 81st birthday or date of death will not be taken into consideration in determining this benefit.

C. After your 81st birthday, the GMIB Value determined as of the last Contract anniversary prior to your 81st birthday will be increased by any Purchase Payments you made since such Contract anniversary, less any withdrawals and contingent deferred sales charges paid on such withdrawals since such anniversary.

GMIB Option 2

The guaranteed fixed annuity rates in the Contract will be applied to the GMIB Value.

The GMIB Value is equal to the greater of:

     Purchase Payments you have made, less any withdrawals and any contingent deferred sales charges paid on the withdrawals, or

     The greatest anniversary value. The "anniversary value" is the value of the Contract on a Contract anniversary, increased by Purchase Payments you have made since that anniversary and decreased by any withdrawals and any contingent deferred sales charges paid on the surrenders since that anniversary. Allianz Life will not take into consideration any Contract anniversaries which occur on or after your 81st birthday or date of death in determining this benefit.

ANNUITY OPTIONS

You can choose among income plans. We call them Annuity Options. You can choose one of the following Annuity Options or any other Annuity Option you want and that Allianz Life agrees to provide. After Annuity Payments begin, you cannot change the Annuity Option.

If you do not choose an Annuity Option prior to the Income Date, we will assume that you selected Option 2 which provides a life annuity with 5 years (10 years of you select the GMIB) of guaranteed payments.

OPTION 1. LIFE ANNUITY. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

OPTION 2. LIFE ANNUITY WITH 5, 10, 15 OR 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. However, if the Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments to you or any person you choose for the rest of the guaranteed period. If you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments so long as the joint Annuitant continues to live. The amount of the Annuity Payments we will make to you can be equal to 100%, 75% or 50% of the amount that was being paid when both Annuitants were alive. The monthly Annuity Payments will end when the last surviving Annuitant dies.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 5, 10, 15 OR 20 YEAR PAYMENTS GUARANTEED. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the surviving Annuitant continues to live, at 100% of the amount that was being paid when both were alive. If, when the last death occurs, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to you or any person you choose for the rest of the guaranteed period. If you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum.

OPTION 5. REFUND LIFE ANNUITY. Under this option, we will make monthly Annuity Payments during the Annuitant's lifetime. The last Annuity Payment will be made before the Annuitant dies and if the value of the Annuity Payments made is less than the value applied to the Annuity Option, then you will receive a refund as set forth in the Contract.


3.   PURCHASE
--------------------------------------------------------------------------------

PURCHASE PAYMENTS

A Purchase Payment is the money you invest in the Contract. Generally, the minimum payment Allianz Life will accept is $5,000 when the Contract is bought as a Non-Qualified Contract. If you enroll in the Automatic Investment Plan (which is described below), your Purchase Payment can be $2,000. If you are buying the Contract as part of an IRA (Individual Retirement Annuity), 401(k) or other Qualified plan, the minimum amount we will accept is $2,000. The maximum amount we will accept without our prior approval is $1 million. You can make additional Purchase Payments of $250 (or as low as $100 if you have selected the Automatic Investment Plan) or more to either type of Contract. Allianz Life may, at its sole discretion, waive the minimum payment requirements. We reserve the right to decline any Purchase Payments. At the time you buy the Contract, you and the Annuitant cannot be older than 85 years old.

This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

AUTOMATIC INVESTMENT PLAN

The Automatic Investment Plan (AIP) is a program which allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings or checking account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

BONUSES

If you purchase the Contract on or after _________, 2000, you may select the Immediate Bonus, or the Loyalty Bonus or both. You must be younger than 70 years old at the time we issue the Contract to elect a Bonus.

One or both Bonuses may not be available in your state. Check with your registered representative regarding availability.

Immediate Bonus

You can only select the Immediate Bonus at the time you buy the Contract. If you select the Immediate Bonus, Allianz Life will credit each Purchase Payment you make, within the first 6 months after it issues your Contract (issue date), with a Bonus equal to 3.5% of the Purchase Payment. The Bonus will be credited at the time the Purchase Payment is credited to the Contract.

If you die before the first Contract anniversary from the issue date, Allianz Life will take back the Bonus amounts before calculating the death benefit amount. If your surviving spouse elects to continue the Contract instead of electing to be paid under a death benefit option, Allianz Life will not take back the Bonus. In addition, if you revoke the Contract during the free look period, Allianz Life will take back the Bonus.

Loyalty Bonus

You can select the Loyalty Bonus at any time before the 7th Contract anniversary. If you select the Loyalty Bonus prior to the 7th Contract anniversary, on the 7th Contract anniversary, Allianz Life will credit a Bonus equal to 3.25% of the Contract value. The Bonus will vest 5 years after the date it is credited to your Contract. If you make a full surrender, partial surrender or apply your Contract value to an Annuity Option during the 5 year period, Allianz Life will take back the Loyalty Bonus. Partial surrenders during this 5 year period will reduce the Bonus amount by the amount of Bonus attributable to the amount surrendered (pro- rata). In the case of a death benefit during the Accumulation Phase, the Loyalty Bonus will be fully vested if the death occurs more than 12 completed months after the 7th Contract anniversary. If you die within the first 12 months from the 7th Contract anniversary, Allianz Life will take back the Loyalty Bonus before calculating the death benefit amount. If your surviving spouse elects to continue the Contract instead of electing to be paid under a death benefit option, Allianz Life will not take back the Loyalty Bonus.

General Provisions Applicable to the Bonuses

All bonus amounts and any gains and losses attributable to such amounts are treated as earnings under the Contract. All gains and losses attributable to any Bonus are part of your Contract value and will never be taken back by Allianz Life.

All Bonus amounts are paid from the general account assets of Allianz Life.

Contract charges are deducted from the total value of your Contract. Therefore, your Contract incurs expenses on the total value of your Contract, which includes any Bonus amounts. Under certain circumstances, Allianz Life may take back the Bonus. Since charges will have been assessed against the higher amount (Purchase Payment/Contract value plus any Bonus), it is possible that upon surrender, particularly in a declining market, you will receive back less money than you would have if you had not received the Loyalty Bonus or had not purchased a Bonus Contract. We expect to profit from certain charges assessed under the Contract (i.e., the contingent deferred sales charge and the mortality and expense risk charge) associated with the Bonus.

Allianz Life has applied to the Securities and Exchange Commission for an exemption from certain provisions of the Investment Company Act of 1940 so that it can take back Bonus amounts applied to a Contract, as described above. Until such time as it receives approval of its exemptive request, Allianz Life will not take back any Bonus amounts.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract, we will allocate your Purchase Payment and any Bonus amounts to the Fixed Account and/or one or more of the Variable Options you have selected. We ask that you allocate your money in either whole percentages or round dollars. The Fixed Account may not be available in your state (check with your registered representative). Transfers do not change the allocation instructions for payments. You can instruct us how to allocate additional Purchase Payments you make and any Bonus amounts. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. You may change the allocation of future payments without fee, penalty or other charge upon written notice or telephone instructions to the USAllianz Service Center.

A change will be effective for payments received on or after we receive your notice or instructions. Allianz Life reserves the right to limit the number of Variable Options that you may invest in at one time. Currently, you may invest in 10 investment choices at any one time (which includes any of the Variable Options listed in Section 4 and the Allianz Life Fixed Account). We may change this in the future. However, we will always allow you to invest in at least five Variable Options.

Once we receive your Purchase Payment and the necessary information, we will issue your Contract and allocate your first Purchase Payment and any applicable Immediate Bonus within 2 business days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional
Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

FREE LOOK

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). When you cancel the Contract within this time period, Allianz Life will not assess a contingent deferred sales charge. You will receive back whatever your Contract is worth on the day we receive your request (less the Immediate Bonus, if applicable). In certain states, or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we reserve the right to allocate your initial Purchase Payment to the Franklin Money Market Fund for 15 days after we receive it. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Variable Options and/or the Fixed Account as you have selected.


ACCUMULATION UNITS

The value of the portion of your Contract allocated to the Variable Options will go up or down based upon the investment performance of the Variable Option(s) you choose. The value of your Contract will also depend on the expenses of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). During the Payout Phase of the Contract we call it an Annuity Unit.

Every business day we determine the value of an Accumulation Unit for each Variable Option by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

1) dividing the value of a Portfolio at the end of the current period by the value of a Portfolio for the previous period; and

2) multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The value of an Accumulation Unit may go up or down from day to day.

When you make a Purchase  Payment,  we credit your  Contract  with  Accumulation
Units for any portion of your Purchase Payment (and any applicable Bonus) allocated to a Variable Option. The number of Accumulation Units we credit your Contract with is determined by dividing the amount of the Purchase Payment (and any applicable Bonus) allocated to a Variable Option by the value of the corresponding Accumulation Unit.

We calculate the value of each Accumulation Unit after the New York Stock Exchange closes each day and then credit your Contract.

EXAMPLE:

On Wednesday we receive an additional Purchase Payment of $3,000 from you (plus we add $105 Bonus amount, assuming you made the additional Purchase Payment within 6 months after you bought the Contract and select the Immediate Bonus). You have told us you want this to go to the Franklin Growth and Income Securities Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Franklin Growth and Income Securities Fund is $12.50. We then divide $3,105 by $12.50 and credit your Contract on Wednesday night with 248.40 Accumulation Units.

4.INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The Contract offers Variable Options, which invest in Portfolios of AIM Variable Insurance Funds, The Alger American Fund, Franklin Templeton Variable Insurance Products Trust, and USAllianz Variable Insurance Products Trust. The Contract also offers a Fixed Account of Allianz Life. Additional Portfolios may be available in the future.

You should read the fund prospectuses (which are attached to this prospectus) carefully before investing.

AIM Variable Insurance Funds, The Alger American Fund, Franklin Templeton Variable Insurance Products Trust and USAllianz Variable Insurance Products Trust are the funds underlying your Contract. Each Portfolio has its own investment objective.


Franklin Templeton Variable Insurance Products Trust (formerly, Franklin Valuemark Funds) issues two classes of shares which are described in the attached prospectus for Franklin Templeton Variable Insurance Products Trust. Only Class 1 shares are available in connection with your Contract. Effective May 1, 2000 the funds of Templeton Variable Products Series Fund were merged into similar funds of Franklin Templeton Variable Insurance Products Trust.

Investment advisers for each Portfolio are listed in the table below and are as follows: A I M Advisors, Inc., Allianz of America, Inc., Fred Alger Management, Inc., Franklin Advisers, Inc., Franklin Advisory Services, LLC, Franklin Mutual Advisers, LLC, Templeton Asset Management Ltd., Templeton Global Advisors Limited, and Templeton Investment Counsel, Inc. Certain advisers have retained one or more subadvisers to help them manage the Portfolios.

The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Portfolios have the same investment advisers. A Portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Portfolio with a small asset base. A Portfolio may not experience similar performance as its assets grow.


The following is a list of the Portfolios available under the Contract and the investment adviser for each Portfolio:

                                                                       INVESTMENT
AVAILABLE PORTFOLIOS                                                   ADVISERS
---------------------------------------------------------------------------------------------------------------------------

AIM VARIABLE INSURANCE FUNDS:

AIM V.I. Growth Fund                                                  A I M Advisors, Inc.

THE ALGER AMERICAN FUND:

Alger American Growth Portfolio                                       Fred Alger Management, Inc.

Alger American Leveraged AllCap Portfolio                             Fred Alger Management, Inc.

    (seeks long term capital appreciation)

FRANKLIN TEMPLETON VARIABLE

INSURANCE PRODUCTS TRUST:

Franklin Aggressive Growth Securities Fund                            Franklin Advisers, Inc.

Franklin Global Communications Securities Fund*                       Franklin Advisers, Inc.

Franklin Global Health Care Securities Fund                           Franklin Advisers, Inc.

Franklin Growth and Income Securities Fund*                           Franklin Advisers, Inc.

Franklin High Income Fund                                             Franklin Advisers, Inc.

Franklin Income Securities Fund                                       Franklin Advisers, Inc.

Franklin Large Cap Growth Securities Fund*                            Franklin Advisers, Inc.

Franklin Money Market Fund                                            Franklin Advisers, Inc.

Franklin Natural Resources Securities Fund                            Franklin Advisers, Inc.

Franklin Real Estate Fund*                                            Franklin Advisers, Inc.

Franklin Rising Dividends Securities Fund*                            Franklin Advisory Services, LLC

Franklin S&P 500 Index Fund                                           Franklin Advisers, Inc.

Franklin Small Cap Fund                                               Franklin Advisers, Inc.

Franklin Technology Securities Fund                                   Franklin Advisers, Inc.

Franklin U.S. Government Fund*                                        Franklin Advisers, Inc.

Franklin Value Securities Fund                                        Franklin Advisory Services, LLC

Franklin Zero Coupon Funds - 2000, 2005 and 2010                      Franklin Advisers, Inc.

Mutual Discovery Securities Fund(capital appreciation)                Franklin Mutual Advisers, LLC

Mutual Shares Securities Fund                                         Franklin Mutual Advisers, LLC

    (capital appreciation with income as a secondary goal)

Templeton Asset Strategy Fund*                                        Templeton Investment Counsel, Inc.

Templeton Developing Markets Securities Fund*                         Templeton Asset Management Ltd.

Templeton Global Income Securities Fund                               Franklin Advisers, Inc.

Templeton Growth Securities Fund*                                     Templeton Global Advisors Limited

Templeton International Securities Fund*                              Templeton Investment Counsel, Inc.

Templeton International Smaller Companies Fund                        Templeton Investment Counsel, Inc.

Templeton Pacific Growth Securities Fund*                             Franklin Advisers, Inc.

USALLIANZ VARIABLE INSURANCE

PRODUCTS TRUST:

USAllianz VIP Diversified Assets Fund                                 Allianz of America, Inc.

USAllianz VIP Fixed Income Fund                                       Allianz of America, Inc.

USAllianz VIP Growth Fund                                             Allianz of America, Inc.


THE FRANKLIN ZERO COUPON FUND-2000 WILL MATURE DECEMBER 15, 2000. If you have not made a selection prior to the maturity date of the Zero Coupon Fund-2000, the Contract Value held in the Zero Coupon Fund 2000 underlying your Contract will be automatically transferred to the Franklin Money Market Fund. We will notify you of a maturing Zero Coupon Fund in writing at least 30 days prior to the maturity. Included with the notification will be investment options available at that time as well as the automatic Money Market option.


Shares of the Portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with Allianz Life. Certain Portfolios may also be sold directly to qualified plans. The investment advisers believe that offering their shares in this manner will not be disadvantageous to you.

Allianz Life may enter into certain arrangements under which it is reimbursed by the funds' advisers, distributors and/or affiliates for the administrative services which it provides to the Portfolios.

TRANSFERS

You can transfer money among the Variable Options and/or the Fixed Account. Allianz Life currently allows you to make as many transfers as you want to each year. Allianz Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to a Portfolio. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the Portfolio manager's judgment, a Portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Your Contract provides that you can make 3 transfers every year without charge. However, currently Allianz Life permits you to make 12 transfers every year without charge. We measure a year from the anniversary of the day we issued your Contract. You can make a transfer to or from the Fixed Account and to or from any Variable Option. If you make more than 12 transfers in a year, there is a transfer fee deducted. The fee is $25 per transfer or, if less, 2% of the amount transferred. The following applies to any transfer:

1) The minimum amount which you can transfer is $1,000 ($500 in New Jersey) or your entire value in the Variable Option or Fixed Account, if less. This requirement is waived if the transfer is in connection with the Dollar Cost Averaging Program or Flexible Rebalancing (which are described below).

2) We may not allow you to make transfers during the free look period.

3) Your request for a transfer must clearly state which Variable Option(s) or the Fixed Account is involved in the transfer.

4) Your request for a transfer must clearly state how much the transfer is for.

5) You cannot make any transfers within 7 calendar days prior to the date your first Annuity Payment is due.

6) During the Payout Phase, you may not make a transfer from a fixed Annuity Option to a variable Annuity Option.

7) During the Payout Phase, you can make at least one transfer from a variable Annuity Option to a fixed Annuity Option.

Allianz Life has reserved the right to modify the transfer provisions subject to the guarantees described above and subject to applicable state law.

You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the Contract with a Joint Owner, unless you instruct Allianz Life otherwise, we will accept instructions from either one of you. Allianz Life will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Allianz Life tape records all telephone instructions.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one Variable Option or the Fixed Account to up to eight of the other Variable Options.

The Variable Option(s) you transfer from may not be the Variable Option(s) you transfer to in this program. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may
be less susceptible to the impact of market  fluctuations.   You  may  only
participate  in  this  program  during  the Accumulation Phase.


If you choose to participate in this program, you must participate for at least six months (or two quarters) and must transfer at least $500 each time (or $1,500 each quarter). Your allocations can be in whole percentages or dollar amounts. You may elect this program by properly completing the Dollar Cost Averaging forms provided by Allianz Life.

All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day.

Your participation in the program will end when any of the following occurs:

1)  the number of desired transfers have been made;

2) you do not have enough money in the Variable Option(s) or the Fixed Account to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);

3) you request to terminate the program (your request must be received by us by the first of the month to terminate that month); or

4)  the Contract is terminated.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not currently taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

FLEXIBLE  REBALANCING


Once your money has been invested, the performance of the Variable Options may cause your chosen allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix among the different Variable Options. You can direct us to readjust your Contract value on a quarterly, semi-annual or annual basis to return to your original Variable Option allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous day. If you participate in Flexible Rebalancing, the transfers made under the program are not currently taken into account in determining any transfer fee. The Fixed Account is not permitted to be part of Flexible Rebalancing.


VOTING PRIVILEGES

Allianz Life is the legal owner of the Portfolio shares. However, when a Portfolio solicits proxies in conjunction with a shareholder vote which affects your investment, Allianz Life will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Allianz Life owns on its own behalf. Should Allianz Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION

Allianz Life may substitute one of the Variable Options you have selected with another Variable Option. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this. We may also limit further investment in a Variable Option if we deem the investment inappropriate.

5.   EXPENSES
--------------------------------------------------------------------------------

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

INSURANCE CHARGES

Each day, Allianz Life makes a deduction for its insurance charges. Allianz Life does this as part of its calculation of the value of the Accumulation Units and the value of the Annuity Units. The insurance charge has two parts:

1) the mortality and expense risk charge, and

2) the administrative charge.

MORTALITY AND EXPENSE RISK CHARGE. The amount of the mortality and expense risk charge depends on whether you select the Immediate Bonus and/or the Loyalty Bonus and/or the GMIB (or none of these benefits). During the Accumulation Phase, this charge is equal, on an annual basis, to the amounts set forth in the table below (as a percentage of the average daily value of the Contract invested in a Variable Option):

                                Contract          Contract         After 12
Bonus and GMIB Options          Years 1-7        Years 8-12      Contract Years
---------------------------------------------------------------------------------

Immediate Bonus (only)            1.84%           1.34%               1.34%
Loyalty Bonus (only)              1.34%           1.84%               1.34%
Immediate & Loyalty Bonus (only)  1.84%           1.84%               1.34%
GMIB (only)                       1.64%           1.64%               1.64%
GMIB & Loyalty Bonus (only)       1.64%           2.14%               1.64%
GMIB & Immediate Bonus (only)     2.14%           1.64%               1.64%

GMIB, Immediate Bonus &
 Loyalty Bonus                    2.14%           2.14%               1.64%
None of these options is
 selected                         1.34%           1.34%               1.34%



During the Payout Phase, the charge is equal, on an annual basis, to 1.25% of the average daily value of the Contract invested in a Variable Option, regardless of the option(s) selected.

This charge compensates us for all the insurance benefits provided by your Contract (for example, our contractual obligation to make Annuity Payments, the death benefits, certain expenses related to the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract). The amount of the mortality and expense risk charge is less during the Payout Phase because Allianz Life does not pay a death benefit separate from benefits under the Annuity Option if you die during the Payout Phase.

ADMINISTRATIVE CHARGE. This charge is equal, on an annual basis, to .15% of the average daily value of the Contract invested in a Variable Option. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the Contract. Some of these expenses include: preparation of the Contract, confirmations, annual statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

CONTRACT MAINTENANCE CHARGE

On each Contract anniversary, Allianz Life deducts $30 from your Contract as a contract maintenance charge. The fee is assessed on the last day of each Contract year. (In South Carolina, we will waive the contract maintenance charge that is to be deducted after the 20th Contract anniversary.) This charge is for administrative expenses (see above). This charge cannot be increased.

However, during the Accumulation Phase, if the value of your Contract is at least $50,000 when the deduction for the charge is to be made, Allianz Life will not deduct this charge. If you own more than one Valuemark IV Contract, Allianz Life will determine the total value of all your Valuemark IV Contracts. If the total value of all Valuemark IV Contracts registered under the same social security number is at least $50,000, Allianz Life will not assess the contract maintenance charge (except in New Jersey). Currently, the charge is also waived during the Payout Phase if the value of your Contract at the Income Date is at least $50,000. If the Contract is owned by a non-natural person (e.g., a corporation), Allianz Life will look to the Annuitant to determine if it will assess the charge.

If you make a complete withdrawal from your Contract, the contract maintenance charge will also be deducted. During the Payout Phase, if the contract maintenance charge is deducted, the charge will be collected monthly out of each Annuity Payment.

CONTINGENT DEFERRED SALES CHARGE

Withdrawals may be subject to a contingent deferred sales charge. During the Accumulation Phase, you can make withdrawals from your Contract. Allianz Life keeps track of each Purchase Payment you make. The amount of the contingent deferred sales charge depends upon the length of time since you made your Purchase Payment and whether you select the Immediate Bonus. The charge is:

                     CONTRACTS WITHOUT IMMEDIATE BONUS
          YEARS SINCE        CONTINGENT DEFERRED           CONTRACTS WITH IMMEDIATE BONUS
           PURCHASE             SALES CHARGE              CONTINGENT DEFERRED SALES CHARGE
           PAYMENTS     (AS A % OF PURCHASE PAYMENTS)       (AS A % OF PURCHASE PAYMENTS)
------------------------------------------------------------------------------------------
              0-1                    6%                                9.5%
              1-2                    6%                                9.5%
              2-3                    6%                                9.0%
              3-4                    5%                                7.5%
              4-5                    4%                                6.0%
              5-6                    3%                                4.5%
              6-7                    2%                                3.0%
              7+                     0%                                  0%


However, after Allianz Life has had a Purchase Payment for 7 full years, there is no charge when you withdraw that Purchase Payment. For purposes of the contingent deferred sales charge, Allianz Life treats withdrawals as coming from the oldest Purchase Payments first. Allianz Life does not assess the contingent deferred sales charge on any payments paid out as Annuity Payments or as death benefits.

In the state of Washington, the contingent deferred sales charge will be waived beginning with the later of the first Contract anniversary after you attain age 70 or the 10th Contract anniversary.

NOTE: FOR TAX PURPOSES, WITHDRAWALS ARE CONSIDERED TO HAVE COME FROM THE LAST MONEY YOU PUT INTO THE CONTRACT. THUS, FOR TAX PURPOSES, EARNINGS AND ANY BONUS ARE CONSIDERED TO COME OUT FIRST.

Free Withdrawal Amount (referred to in sales literature as "15% Withdrawal Privilege") - Each year after the first Contract year, you can make multiple withdrawals up to 15% of the value of your Contract and no contingent deferred sales charge will be deducted from the 15% you take out. (This amount may be increased when the Contract is issued to a charitable remainder trust.) If you make a withdrawal of more than the free amount, it will be subject to the contingent deferred sales charge. If you do not withdraw the full 15% in any one Contract year, you may not carry over the remaining percentage amount to another year. The free withdrawal amount is not applicable to a full surrender. The free withdrawal amount only applies in the event of a partial withdrawal.


You may also elect to participate in the Systematic Withdrawal Program or the Minimum Distribution Program. These programs allow you to make withdrawals without the deduction of the contingent deferred sales charge under certain circumstances. See Section 7 -- "Access to Your Money" for a description of the Systematic Withdrawal Program and the Minimum Distribution Program.

WAIVER OF CONTINGENT DEFERRED SALES CHARGE BENEFITS

Under certain circumstances, after the first year, Allianz Life will permit you to take your money out of the Contract without deducting a contingent deferred sales charge:

1) if you become confined to a nursing home for at least 90 days;

2) if you become terminally ill, which is defined as life expectancy of 12 months or less (a full withdrawal of the Contract will be required); or

3) if you become totally disabled for at least 90 consecutive days.

The waiver will not apply if any of the above conditions existed on the date your Contract was issued.

Also, after the first year, if you become unemployed for at least 90 consecutive days, you can take up to 50% of your Contract value out of the Contract without incurring a contingent deferred sales charge. This benefit is available only once during the life of the Contract. You may not use both this benefit and the 15% free withdrawal amount in the same Contract year.

These benefits vary from state to state or may not be available in your state. (Check with your registered representative.)

REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

Allianz Life will reduce or eliminate the amount of the contingent deferred sales charge when the Contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or a prospective purchaser already had a relationship with Allianz Life. Allianz Life may not deduct a contingent deferred sales charge under a Contract issued to an officer, director or employee of Allianz Life or any of its affiliates. Also, Allianz Life may reduce or not deduct a contingent deferred sales charge when a Contract is sold by an agent of Allianz Life to any members of his or her immediate family and the commission is waived. We require our prior approval for any reduction or elimination of the contingent deferred sales charge.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25, or 2% of the amount that is transferred, whichever is less, for each additional transfer. If the transfer is part of the Dollar Cost
Averaging Program or Flexible Rebalancing, it will not currently count in determining the transfer fee.


PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Allianz Life is responsible for the payment of these taxes. We will make a deduction from the value of the Contract for them. Some of these taxes are due when the Contract is issued, others are due when Annuity Payments begin. It is Allianz Life's current practice to not charge you for these taxes until you die, Annuity Payments begin or you make a complete withdrawal. Allianz Life may discontinue this practice in the future and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5% of the Purchase Payment, depending on the state.

INCOME TAXES

Allianz Life reserves the right to deduct from the Contract for any income taxes which it may incur because of the Contract. Currently, Allianz Life is not making any such deductions.

PORTFOLIO EXPENSES

There are deductions from the assets of the various Portfolios for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the accompanying fund prospectuses.


6. TAXES
--------------------------------------------------------------------------------


NOTE: ALLIANZ LIFE HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. ALLIANZ LIFE HAS INCLUDED ADDITIONAL INFORMATION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see following sections).


When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax Deferral. Income may be taxed as ordinary income every year.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans. If you do not purchase the Contract under a Qualified plan, your Contract is referred to as a Non-Qualified Contract.


A Qualified Contract will not provide any necessary or additional Tax Deferral if it is used to fund a Qualified plan that is Tax Deferred. However, the Contract has features and benefits other than Tax Deferral that may make it an appropriate investment for a Qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.


MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract in any calendar year period.

WITHDRAWALS -- NON-QUALIFIED CONTRACTS

You, as the Contract Owner, will not be taxed on increases in the value of your Contract until a distribution occurs either as a withdrawal or as Annuity Payments. When you make a withdrawal from your non-qualified Contract, the Code treats such a withdrawal as first coming from earnings and then from your Purchase Payments. You will be taxed on the amount of the withdrawal that is earnings. In most cases, such withdrawn earnings are included in income. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

1)  paid on or after the taxpayer reaches age 59 1/2;

2)  paid after you die;

3) paid if the taxpayer becomes totally disabled (as that term is defined in the
Code);

4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

5)  paid under an immediate annuity; or

6) which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS --QUALIFIED CONTRACTS

If you make a withdrawal from your Qualified Contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax Purchase Payments to the after-tax Purchase Payments in your Contract. If all of your Purchase Payments were made with pre-tax money then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of Qualified Contracts.

The Code also provides that any amount received under a Qualified Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

1)  paid on or after you reach age 59 1/2;

2)  paid after you die;

3) paid if you become totally disabled (as that term is defined in the Code);

4) paid to you after leaving your employment in a series of substantially equal periodic payments made annually (or more frequently) under a lifetime annuity;

5) paid to you after you have attained age 55 and you have left your employment;

6) paid for certain allowable medical expenses (as defined in the Code);

7)  paid pursuant to a qualified domestic relations order;

8) paid on account of an IRS levy upon the Qualified Contract;

9) paid from an IRA for medical insurance (as defined in the Code);

10) paid from an IRA for qualified higher education expenses; or

11) paid from an IRA for up to $10,000 for qualified first-time homebuyer expenses (as defined in the Code).

The exceptions in 5) and 7) above do not apply to IRAs. The exception in 4) above applies to IRAs but without the requirement of leaving employment.

We have provided a more complete discussion in the Statement of Additional Information.

WITHDRAWALS -- TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of amounts attributable to Purchase Payments made under a salary reduction agreement by Contract Owners from Tax-Sheltered Annuities. Withdrawals can only be made when a Contract Owner:

1)  reaches age 59 1/2;

2)  leaves his/her job;

3)  dies;

4) becomes disabled (as that term is defined in the Code); or

5) in the case of hardship. However, in the case of hardship, the Contract Owner can only withdraw the Purchase Payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Allianz Life believes that the Portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life, would be considered the owner of the shares of the Portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Contract Owners are permitted to select Portfolios, to make transfers among the Portfolios or the number and type of Portfolios Contract Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the owner of the Portfolios.

Due to the uncertainty in this area, Allianz Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.


7. ACCESS TO  YOUR MONEY
-------------------------------------------------------------------------------

You can have access to the money in your Contract:

1)  by making a withdrawal (either a partial or a total withdrawal);

2)  by receiving Annuity Payments; or

3)  when a death benefit is paid to your Beneficiary.

Withdrawals can only be made during the Accumulation Phase.

When you make a complete withdrawal you will receive the value of the Contract on the day you make the withdrawal, less any applicable contingent deferred sales charge, less any premium tax and less any contract maintenance charge. (See Section 5 -- "Expenses" for a discussion of the charges.) Under certain circumstances, Allianz Life may take back the Loyalty Bonus if you make a withdrawal or surrender (including under the systematic withdrawal program and the minimum distribution program) your Contract within 5 years after the Bonus is credited to your Contract.

Any partial withdrawal must be for at least $500. Unless you instruct Allianz Life otherwise, a partial withdrawal will be made pro-rata from all the Variable Options and the Fixed Account you selected. After you make a partial withdrawal, the value of your Contract must be at least $2,000.

We will pay the amount of any withdrawal from the Variable  Options within seven
(7) days of when we receive your request in good order unless the Suspension of Payments or Transfers provision is in effect (see below).

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limits to the amount you can withdraw from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6 -- "Taxes" and the discussion in the SAI.

SYSTEMATIC WITHDRAWAL PROGRAM

If the value of your Contract is at least $25,000, Allianz Life offers a program which provides automatic monthly or quarterly payments to you each year. The total systematic withdrawals which you can make each year without Allianz Life deducting a contingent deferred sales charge are limited to 15% of the value of your Contract. This is determined on the last business day prior to the day your request is received. You may withdraw any amount you want under this program if your payments are no longer subject to the contingent deferred sales charge. If you make withdrawals under this program, you may not also use the 15% free withdrawal amount that year. For a discussion of the contingent deferred sales charge and the 15% free withdrawal amount, see Section 5 -- "Expenses." All systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the withdrawal will be made the previous business day.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

MINIMUM DISTRIBUTION PROGRAM

If you own a Contract that is an Individual Retirement Annuity (IRA), you may select the Minimum Distribution Program. Under this program, Allianz Life will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for IRAs. If the value of your Contract is at least $25,000, Allianz Life will make payments to you on a monthly or quarterly basis. The payments will not be subject to the contingent deferred sales charge and will be instead of the 15% free withdrawal amount.

SUSPENSION OF PAYMENTS OR TRANSFERS

Allianz Life may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2)  trading on the New York Stock Exchange is restricted;

3) an emergency exists as a result of which disposal of the Portfolio shares is not reasonably practicable or Allianz Life cannot reasonably value the Portfolio shares;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

Allianz Life has reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.

8.PERFORMANCE
--------------------------------------------------------------------------------

Allianz Life periodically advertises performance of the Variable Options. Allianz Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the
Portfolio expenses. It may not reflect the deduction of any applicable contingent deferred sales charges and contract maintenance charge. The deduction of any applicable contract maintenance charge and contingent deferred sales charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charges and the expenses of the Portfolios. Allianz Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized. Performance information for the underlying Portfolios may also be advertised; see the accompanying fund prospectuses for more information.

Certain  Portfolios  have been in  existence  for some time and have  investment performance history. In order to demonstrate how the actual investment experience of the Portfolios may affect your Accumulation Unit values, Allianz Life has prepared performance information which can be found in the SAI. There is performance shown which is based on the historical performance of the Portfolios, modified to reflect the current charges and expenses of your Contract as if the Contract had been in existence for the time periods shown. The information is based upon the historical experience of the Portfolios and does not represent past performance or predict future performance.

Allianz Life may in the future also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data. It does not guarantee future results of the Portfolios.

9. DEATH BENEFIT
--------------------------------------------------------------------------------

UPON YOUR DEATH

If you die during the Accumulation Phase, Allianz Life will pay a death benefit to your Beneficiary (see below). If you die during the Payout Phase, any benefit will be as provided for in the Annuity Option selected. If you purchase the Contract on or after July 6, 1999, you may choose Death Benefit Option 1 or Death Benefit Option 2 at the time of application. Once you make the selection, you may not change it. If you purchased the Contract before July 6, 1999, Death Benefit Option 2 is not available. Under certain circumstances, we may take back the Bonus before calculating the death benefit amount. (See "Purchase - Bonuses").

I. CONTRACTS THAT RECEIVE AN ENHANCED DEATH BENEFIT ENDORSEMENT

       Contracts that are owned individually, or jointly with another person, or as agent for an individual person, will receive an enhanced death benefit endorsement for Death Benefit Option 1 or Death Benefit Option 2. For these Contracts, the death benefit options are:

DEATH BENEFIT OPTION 1

The death benefit will be the greater of 1) or 2) below:

1) The current value of your Contract, less any premium taxes owed. This amount is determined as of the day that all claim proofs and payment election forms are received at the USAllianz Service Center.

2) The guaranteed minimum death benefit (as explained below and in the enhanced death benefit endorsement to your Contract), as of the day you die.

A. During the first year of all such Contracts and if you are age 81 or older (76 or older for deaths occurring in Washington, or in most other states before 11/1/98) at the time of purchase, the following guaranteed minimum death benefit will apply:

         o Purchase Payments you have made,

         o less any withdrawals,

         o less any applicable charges paid on withdrawals,

         o less any premium taxes owed.

    B. After the first Contract year, for Contracts issued before your 81st birthday (76th birth- day for deaths occurring before 11/1/98), and until you reach age 81 (age 76 for deaths occurring before 11/1/98), the greater of (a) or
(b) below will be your guaranteed minimum death benefit:

        a) 5% Increase

          o Purchase Payments you have made,

          o less any withdrawals,

          o less any applicable charges paid on withdrawals,

          o plus 5% on each Contract anniversary,

          o less any premium taxes owed.

        b) Highest 6th Year Contract Value

          o highest Contract value on any six year Contract anniversary,

          o plus any Purchase Payments made since that Contract anniversary,

          o less any withdrawals since that anniversary,

          o less any applicable charges paid on withdrawals since that anniversary,

          o less any premium taxes owed.


C. After your 81st birthday (76th birthday for deaths occurring before 11/1/98), the following guaranteed minimum death benefit will apply:

       o your guaranteed minimum death benefit on the Contract anniversary prior to your 81st birthday (76th birthday for deaths occurring before 11/1/98),

       o plus any Purchase Payments you have made since then,

       o less any withdrawals since then,

       o less any applicable charges paid on withdrawals since then,

       o less any premium taxes owed.

DEATH BENEFIT OPTION 2

The death benefit will be the greater of:

1) the current value of your Contract, less any taxes, on the day all claim proofs and payment election forms are received by Allianz Life at the USAllianz Service Center; or

2) (if applicable) the guaranteed minimum death benefit, less any taxes, on the day all claim proofs and payment election forms are received by Allianz Life at the USAllianz Service Center.

The guaranteed minimum death benefit is the greater of:

      o Purchase Payments you have made, less any withdrawals and any charges paid on the withdrawals.

      o the greatest Contract "anniversary value". The Contract "anniversary value" is the value of the Contract on a Contract anniversary, increased by Purchase Payments you have made since that anniversary and decreased by any withdrawals and any charges paid on the withdrawals since that anniversary. Allianz Life will not take into consideration any Contract anniversaries which occur on or after your 81st birthday or date of death in determining this benefit.

In certain states, the above death benefit may not be available. Check your Contract and Endorsement for your applicable death benefit.

II. CONTRACTS THAT DO NOT RECEIVE AN ENHANCED DEATH BENEFIT ENDORSEMENT

For all Contracts that do not receive an enhanced death benefit endorsement, the death benefit will be:

        The current value of your Contract, less any taxes owed. This amount is determined as of the day that all claim proofs and payment election forms are received at the USAllianz Service Center.

III. ADDITIONAL PROVISIONS

If you have a Joint Owner, the age of the older Contract Owner will be used to determine the guaranteed minimum death benefit. The guaranteed minimum death benefit will be reduced by any amounts withdrawn after the date of death. If the Contract is owned by a non-natural person, then all references to you mean the Annuitant.

In the case of Joint Owners, if a Joint Owner dies, the surviving Joint Owner will be the Beneficiary. Joint Owners must be spouses (except in Pennsylvania, Oregon and New Jersey).

A Beneficiary may request that the death benefit be paid in one of the following ways: (1) Payment of the entire death benefit within 5 years of the date of death, or (2) Payment of the death benefit under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death, or (3) If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current value, or if greater, the death benefit value, or (4) If a lump sum payment is elected and all the necessary requirements, including any required tax consent from some states, are met, the payment will be made within 7 days. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

DEATH OF ANNUITANT

If the Annuitant, who is not a Contract Owner or Joint Owner, dies during the Accumulation Phase, you can name a new Annuitant. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Contract Owner is a non-natural person (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.


10. OTHER  INFORMATION
--------------------------------------------------------------------------------


ALLIANZ LIFE

Allianz Life Insurance Company of North America (Allianz Life), 1750 Hennepin Avenue, Minneapolis, Minnesota 55403, was organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable life insurance and annuities and group life, accident and health insurance. Allianz Life is licensed to do direct business in 49 states and the District of Columbia. Allianz Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

THE SEPARATE ACCOUNT

Allianz Life established a separate account named Allianz Life Variable Account B (Separate Account) to hold the assets that underlie the Contracts, except assets allocated to the Fixed Account. The Board of Directors of Allianz Life adopted a resolution to establish the Separate Account under Minnesota insurance law on May 31, 1985. Allianz Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into Variable Options (also known as sub-accounts). Each Variable Option invests in a Portfolio.

The assets of the Separate Account are held in Allianz Life's name on behalf of the Separate Account and legally belong to Allianz Life. However, those assets that underlie the variable Contracts are not chargeable with liabilities arising out of any other business Allianz Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other contracts Allianz Life may issue.

DISTRIBUTION

USAllianz Investor Services, LLC (formerly NALAC Financial Plans, LLC), 1750 Hennepin Avenue, Minneapolis, MN 55403, acts as the distributor of the Contract. USAllianz Investor Services, LLC, is a wholly- owned subsidiary of Allianz Life.

Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions up to 7.5% of Purchase Payments. Sometimes, Allianz Life enters into an agreement with the broker-dealer to pay the broker-dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 7.5% of Purchase Payments). In addition, Allianz Life may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). Commissions may be recovered from a broker-dealer if a withdrawal occurs within 12 months of a Purchase Payment or there is a recission of the Contract within the Free-Look period.

ADMINISTRATION

Allianz Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.

FINANCIAL STATEMENTS

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS
OF THE STATEMENT OF
ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Insurance Company

Experts

Legal Opinions

Distributor

Reduction or Elimination of the
   Contingent Deferred Sales Charge

Calculation of Performance Data

Federal Tax Status

Annuity Provisions

Mortality and Expense Risk Guarantee

Financial Statements

25

                           Variable Annuity Prospectus


APPENDIX
-------------------------------------------------------------------------------


CONDENSED FINANCIAL  INFORMATION

The consolidated financial statements of Allianz Life Insurance Company of North
America and the financial statements of Allianz Life Variable Account B may be found in the Statement of Additional Information.

The table below includes Accumulation Unit values for the periods indicated. The table reflects Contracts with a mortality and expense risk charge of 1.34%.

This information should be read in conjunction with the financial statements and related notes of the Separate Account included in the Statement of Additional
Information.

(NUMBER OF UNITS IN THOUSANDS)


                                              PERIOD            YEAR OR PERIOD          YEAR OR PERIOD         INCEPTION
                                              ENDED                 ENDED                   ENDED             (2/3/97) TO
VARIABLE OPTIONS:                           ______, 2000        DEC. 31, 1999           DEC. 31, 1998         DEC. 31, 1997
---------------------------------------------------------------------------------------------------------------------------

AIM V.I. GROWTH*

Unit value at beginning of period                                  $10.000                   NA                   NA

Unit value at end of period                                        $11.083                   NA                   NA

Number of units outstanding at end of period                           363                   NA                   NA

ALGER AMERICAN GROWTH*

Unit value at beginning of period                                  $10.000                   NA                    NA

Unit value at end of period                                        $10.921                   NA                    NA

Number of units outstanding at end of period                           415                   NA                    NA

ALGER AMERICAN LEVERAGED ALLCAP*

Unit value at beginning of period                                  $10.000                   NA                    NA

Unit value at end of period                                        $12.159                   NA                    NA

Number of units outstanding at end of period                           277                   NA                    NA

FRANKLIN GLOBAL COMMUNICATIONS SECURITIES

Unit value at beginning of period                                  $28.082                 $25.635              $20.526

Unit value at end of period                                        $38.572                 $28.082              $25.635

Number of units outstanding at end of period                         1,418                   1,006                  310

FRANKLIN GLOBAL HEALTH CARE SECURITIES

Unit value at beginning of period                                  $10.604                 $10.000                   NA

Unit value at end of period                                         $9.601                 $10.604                   NA

Number of units outstanding at end of period                           469                    224                    NA

FRANKLIN GROWTH AND INCOME SECURITIES

Unit value at beginning of period                                  $25.993                 $24.354              $19.351

Unit value at end of period                                       $25.891                 $25.993              $24.354

Number of units outstanding at end of period                        5,570                   5,185                2,376

FRANKLIN HIGH INCOME

Unit value at beginning of period                                 $21.020                 $21.141              $19.237

Unit value at end of period                                       $20.695                 $21.020              $21.141

Number of units outstanding at end of period                        4,118                   4,191                2,202

FRANKLIN INCOME SECURITIES

Unit value at beginning of period                                 $24.898                 $24.864              $21.554

Unit value at end of period                                       $24.084                 $24.898              $24.864

Number of units outstanding at end of period                        4,380                   4,239                2,094


(NUMBER OF UNITS IN THOUSANDS)


                                                      YEAR OR PERIOD          YEAR OR PERIOD         INCEPTION

                                                          ENDED                   ENDED             (2/3/97) TO

VARIABLE OPTIONS:                                     DEC. 31, 1999           DEC. 31, 1998         DEC. 31, 1997
---------------------------------------------------------------------------------------------------------------------------

FRANKLIN LARGE CAP GROWTH SECURITIES

Unit value at beginning of period                         $15.537                $13.110               $11.247

Unit value at end of period                               $20.152                 $15.537              $13.110

Number of units outstanding at end of period                7,521                   4,502                1,957

FRANKLIN MONEY MARKET

Unit value at beginning of period                         $14.260                 $13.756              $13.266

Unit value at end of period                               $14.717                 $14.260              $13.756

Number of units outstanding at end of period                5,236                   4,342                3,214

FRANKLIN NATURAL RESOURCES SECURITIES

Unit value at beginning of period                          $8.430                 $11.466              $14.364

Unit value at end of period                               $10.983                  $8.430              $11.466

Number of units outstanding at end of period                  616                     514                  304

FRANKLIN REAL ESTATE

Unit value at beginning of period                         $22.901                 $27.944              $23.499

Unit value at end of period                               $21.176                 $22.901              $27.944

Number of units outstanding at end of period                1,490                   1,823                1,217

FRANKLIN RISING DIVIDENDS SECURITIES

Unit value at beginning of period                         $21.034                 $19.968              $15.235

Unit value at end of period                               $18.712                 $21.034              $19.968

Number of units outstanding at end of period                4,137                   4,428                1,991

FRANKLIN S&P 500 INDEX*

Unit value at beginning of period                         $10.000                     NA                    NA

Unit value at end of period                               $10.465                     NA                    NA

Number of units outstanding at end of period                  626                     NA                    NA

FRANKLIN SMALL CAP

Unit value at beginning of period                         $14.558                 $14.923              $12.899

Unit value at end of period                               $28.247                 $14.558              $14.923

Number of units outstanding at end of period                5,460                   5,492                2,965

FRANKLIN U.S. GOVERNMENT

Unit value at beginning of period                         $18.847                 $17.805              $16.533

Unit value at end of period                               $18.394                 $18.847              $17.805

Number of units outstanding at end of period                3,857                   3,040                1,359

FRANKLIN VALUE SECURITIES

Unit value at beginning of period                          $7.713                 $10.000                   NA

Unit value at end of period                                $7.724                  $7.713                   NA

Number of units outstanding at end of period                  603                     367                   NA

FRANKLIN ZERO COUPON 2000

Unit value at beginning of period                         $20.502                 $19.358              $18.345

Unit value at end of period                               $20.819                 $20.502              $19.358

Number of units outstanding at end of period                  282                     188                   94

FRANKLIN ZERO COUPON 2005

Unit value at beginning of period                         $24.786                 $22.357              $20.375

Unit value at end of period                               $22.983                 $24.786              $22.357

Number of units outstanding at end of period                  555                     380                  161

27

                           Variable Annuity Prospectus

NUMBER OF UNITS IN THOUSANDS)



                                                      YEAR OR PERIOD          YEAR OR PERIOD        INCEPTION

                                                          ENDED                  ENDED             (2/3/97) TO

VARIABLE OPTIONS:                                     DEC. 31, 1999           DEC. 31, 1998        DEC. 31, 1997
---------------------------------------------------------------------------------------------------------------------------

FRANKLIN ZERO COUPON 2010

Unit value at beginning of period                         $27.674                $24.544              $21.371

Unit value at end of period                               $23.929                $27.674              $24.544

Number of units outstanding at end of period                  668                   478                   150

MUTUAL DISCOVERY SECURITIES

Unit value at beginning of period                         $11.205                $11.971              $10.179

Unit value at end of period                               $13.662                $11.205              $11.971

Number of units outstanding at end of period                7,820                   8,822               5,461

MUTUAL SHARES SECURITIES

Unit value at beginning of period                         $11.814                $11.981              $10.329

Unit value at end of period                               $13.199                $11.814              $11.981

Number of units outstanding at end of period               18,924                 19,834               11,394

TEMPLETON ASSET STRATEGY

Unit value at beginning of period                         $13.543                $13.752              $12.495

Unit value at end of period                               $14.347                $13.543              $13.752

Number of units outstanding at end of period                1,403                  1,491                1,008

TEMPLETON DEVELOPING MARKETS SECURITIES

Unit value at beginning of period                          $7.958                $10.305              $11.458

Unit value at end of period                               $12.125                 $7.958              $10.305

Number of units outstanding at end of period                3,389                  3,425                2,663

TEMPLETON GLOBAL INCOME SECURITIES

Unit value at beginning of period                         $17.746                $16.821              $16.661

Unit value at end of period                               $16.472                $17.746              $16.821

Number of units outstanding at end of period                  657                    651                  393

TEMPLETON GROWTH SECURITIES

Unit value at beginning of period                         $16.238                $15.124              $13.525

Unit value at end of period                               $19.364                $16.238              $15.124

Number of units outstanding at end of period                9,008                  8,864                5,525

TEMPLETON INTERNATIONAL SECURITIES

Unit value at beginning of period                         $18.322                $17.617              $16.010

Unit value at end of period                               $22.858                $18.322              $17.617

Number of units outstanding at end of period                4,164                  4,427                3,122

TEMPLETON INTERNATIONAL SMALLER COMPANIES

Unit value at beginning of period                          $9.342                $10.809              $11.138

Unit value at end of period                               $11.403                 $9.342              $10.809

Number of units outstanding at end of period                  865                   967                   792

TEMPLETON PACIFIC GROWTH SECURITIES

Unit value at beginning of period                          $8.028                 $9.381              $14.866

Unit value at end of period                               $10.838                 $8.028               $9.381

Number of units outstanding at end of period                1,041                    655                  379

USALLIANZ VIP DIVERSIFIED ASSETS*

Unit value at beginning of period                         $10.000                     NA                   NA

Unit value at end of period                               $10.168                     NA                   NA

Number of units outstanding at end of period                    1                     NA                   NA

USALLIANZ VIP FIXED INCOME*

Unit value at beginning of period                         $10.000                     NA                   NA

Unit value at end of period                                $9.749                     NA                   NA

Number of units outstanding at end of period                    1                     NA                   NA

USALLIANZ VIP GROWTH*

Unit value at beginning of period                         $10.000                    NA                    NA

Unit value at end of period                               $10.731                    NA                    NA

Number of units outstanding at end of period                   10                    NA                    NA



*The AIM V.I. Growth, Alger American Growth, Alger American Leveraged AllCap, Franklin S&P 500 Index ,USAllianz VIP Diversified Assets, USAllianz VIP Fixed Income and USAllianz VIP Growth Sub-Accounts commenced operations with the Separate Account on November 12, 1999. Unit Values at inception were $10.00.

There are no accumulation units shown for the Franklin Aggressive Growth Securities Sub-Account and the Franklin Technology Securities Sub-Account because they commenced operations on May 1, 2000 and therefore had no assets as of ______________, 2000.












                                    PART B

                       STATEMENT OF ADDITIONAL INFORMATION
                                VALUEMARK IV PLUS
                           INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACTS
                                    issued by
                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                 __________, 2000


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 1750 Hennepin Avenue, Minneapolis, MN 55403-2195, (800) 542-5427.


THIS STATEMENT OF ADDITIONAL INFORMATION AND THE PROSPECTUS ARE DATED _______, 2000, AND AS MAY BE AMENDED FROM TIME TO TIME.

Table of Contents
Contents                                            Page
Insurance Company ...............................
Experts .........................................
Legal Opinions ..................................
Distributor .....................................
Reduction or Elimination of the
 Contingent Deferred Sales Charge ...............
Calculation of Performance Data .................
Federal Tax Status ..............................
Annuity Provisions ..............................
Mortality and Expense Risk Guarantee ............
Financial Statements ............................


Insurance Company
-------------------------------------------------------------------------------


Allianz Life Insurance Company of North America (the "Insurance Company") is a stock life insurance company organized under the laws of the state of Minnesota in 1896. The Insurance Company is a wholly-owned subsidiary of Allianz
Versicherungs-AG Holding ("Allianz"). Allianz is headquartered in Munich, Germany, and has sales outlets throughout the world. The Insurance Company offers fixed and variable life insurance and annuities, and group life, accident and health insurance.

The Insurance Company is rated A++ by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant in that it may be a reflection as to the ability of a company to make fixed annuity payments from its general account.


Experts
-------------------------------------------------------------------------------


The financial statements of Allianz Life Variable Account B and the consolidated financial statements of the Insurance Company as of and for the year ended December 31, 1999 included in this Statement of Additional Information have been audited by ____________, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.


Legal Opinions
------------------------------------------------------------------------------

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

Distributor
-------------------------------------------------------------------------------

USAllianz Investor Services, LLC (formerly NALAC Financial Plans, LLC), a subsidiary of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

Reduction or Elimination of the
Contingent Deferred Sales Charge
-------------------------------------------------------------------------------

The amount of the contingent deferred sales charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the contingent deferred sales charge will be determined by the Insurance Company after examination of the following factors:
1) the size of the group; 2) the total amount of Purchase Payments expected to be received from the group; 3) the nature of the group for which the Contracts are purchased, and the persistency expected in that group; 4) the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Insurance Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The contingent deferred sales charge may be eliminated when the Contracts are issued to an officer, director or employee of the Insurance Company or any of its affiliates. The contingent deferred sales charge may be reduced or eliminated when the Contract is sold by an agent of the Insurance Company to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the contingent deferred sales charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

Calculation of Performance Data
------------------------------------------------------------------------------

Total Return

From time to time, the Insurance Company may advertise the performance data for the Variable Options in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of a Portfolio over a stated period of time which is determined by dividing the increase (or decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the mortality and expense risk charge, the administrative charge, the operating expenses of the underlying Portfolios and any applicable contingent deferred sales charge and contract maintenance charge ("Standardized Total Return"). The contingent deferred sales charge and contract maintenance charge deductions are calculated assuming a Contract is surrendered at the end of the reporting period. Standardized total return figures will be shown assuming no benefits were selected (no Bonuses and no GMIB) as well as assuming all benefits were selected (Immediate Bonus, Loyalty Bonus and GMIB).

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable contract maintenance charges and any applicable contingent deferred sales charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                  P(1+T)n = ERV

where:

P  = a hypothetical initial payment of $1,000;

T  = average annual total return;

n  = number of years;

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).

The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the contingent deferred sales charge and the contract maintenance charge. The Insurance Company may also advertise cumulative and average total return information over different periods of time. The Company may also present performance information computed on a different basis ("Non-Standardized Total Return").

Cumulative total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Portfolios and assumes that the income earned by the investment in the Portfolio is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

Yield

The Franklin Money Market Fund. The Insurance Company may advertise yield information for the Franklin Money Market Fund. The Franklin Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Portfolio's investment securities and changes in interest rates, operating expenses, the deduction of the mortality and expense risk charge, the administrative charge and the contract maintenance charge and, in certain instances, the value of the underlying Portfolio's investment securities. The fact that the Portfolio's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Portfolio's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Franklin Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one Accumulation Unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such Accumulation Unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Portfolio, and the deduction of the mortality and expense risk charge, the administrative charge and contract maintenance charge. The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested.

(Effective yield = [(Base Period Return + 1)365/7] - 1.)


For the seven-day period ending on _________, 2000, the Franklin Money Market Sub-Account had a current yield of 4.21% and an effective yield of ____%. The yield information assumes that the Contract Sub-Account was invested in the Franklin Money Market Fund for the time period shown.


Other Variable Options. The Insurance Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Variable Options. Each Variable Options (other than the Franklin Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per Accumulation Unit earned during the period (minus the deduction for the mortality and expense risk charge, administrative charge and contract maintenance charge) by the Accumulation Unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                 6
        Yield =       2[(a-b + 1)  - 1]
                          --
                         cd

where:

a = net investment income earned during the period by the Variable Options attributable to shares owned by the Portfolio;

b  = expenses accrued for the period (net of reimbursements);

c = the average daily number of Accumulation Units outstanding during the period;

d = the maximum offering price per Accumulation Unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise yield information for any Variable Option (other than the Franklin Money Market Fund).

Performance Ranking

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R). From time to time, evaluation of performance by independent sources may also be used.

Performance Information

In  order  to  show  how  investment   performance  of  the  Portfolios  affects
Accumulation Unit values, the following performance information was developed.


Effective May 1, 2000, the Templeton International Securities Fund (a fund of Templeton Variable Products Series Fund) merged into the Templeton International Equity Fund. The performance shown in the charts below reflects the historical performance of the Templeton International Equity Fund. Effective May 1, 2000, the Templeton Developing Markets Securities Fund (a fund of Templeton Variable Series Products Fund) merged into the Templeton Developing Markets Equity Fund. The performance shown in the charts below reflects the historical performance of the Templeton Developing Markets Equity Fund. Effective May 1, 2000, the Templeton Asset Strategy Fund (a fund of Templeton Variable Series Fund) merged into the Templeton Global Asset Allocation Fund. The performance shown in the charts below reflects the historical performance of the Templeton Global Asset Allocation Fund.

The charts below show Accumulation Unit performance which assumes that the Accumulation Units were invested in each of the Portfolios for the same periods. The performance figures in Table I represent performance figures for the Accumulation Units which reflects the deduction of the mortality and expense risk charge, administrative charge, and the operating expenses of the Portfolios. Table II and Table III represent performance figures for the Accumulation Units which reflects the mortality and expense risk charge, administrative charge, the contract maintenance charge, the operating expenses of the Portfolios and assumes that you make a withdrawal at the end of the period (therefore the contingent deferred sales charge is reflected). Table II assumes no benefits (no Bonuses and no GMIB) were selected and Table III assumes all benefits (Immediate Bonus, Loyalty Bonus and GMIB) were selected. Past performance does not guarantee future results.

Valuemark IV Plus
Table I:  Total Return for the periods ended ____________, 2000

---------------------------------------------------------------------------------------------------------------------------
                                            Sub-Account
                                             Inception        One         Three       Five            Ten           Since
Variable Option                                Date          Year         Years       Years          Years        Inception
---------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                               11/12/99           %        _____%       _____%       _____%          _____%
Alger American Growth                         11/12/99           %        _____%       _____%       _____%          _____%
Alger American Leveraged AllCap               11/12/99      _____%        _____%       _____%       _____%          _____%
Franklin Global Communications
   Securities, Class 1                        1/24/89       _____%**      _____%       _____%       _____%          _____%
Franklin Global Health Care Securities,
  Class 1                                      5/1/98       _____%        _____%       _____%       _____%          _____%
Franklin Growth and Income Securities,
  Class 1                                     1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin High Income, Class 1                 1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Income Securities, Class 1           1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Large Cap Growth Securities,
  Class 1                                      5/1/96       _____%        _____%       _____%       _____%          _____%
Franklin Money Market, Class 1                1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Natural Resources Securities,
  Class 1                                     1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Real Estate, Class 1                 1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Rising Dividends Securities,
  Class 1                                     1/27/92       _____%        _____%       _____%       _____%          _____%
Franklin Small Cap, Class 1                  11/01/95       _____%**      _____%       _____%       _____%          _____%
Franklin S&P 500 Index, Class 1              11/12/99       _____%        _____%       _____%       _____%          _____%
Franklin U.S. Government, Class 1             3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Value Securities, Class 1             5/1/98       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2000, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2005, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2010, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Mutual Discovery Securities, Class 1         11/08/96       _____%        _____%       _____%       _____%          _____%
Mutual Shares Securities, Class 1            11/08/96       _____%        _____%       _____%       _____%          _____%
Templeton Asset Strategy, Class 1              5/1/95       _____%        _____%       _____%       _____%          _____%
Templeton Developing Markets Securities,
  Class 1                                     3/15/94       _____%        _____%       _____%       _____%          _____%
Templeton Global Income Securities, Class 1   1/24/89       _____%        _____%       _____%       _____%          _____%
Templeton Growth Securities, Class 1          3/15/94       _____%        _____%       _____%       _____%          _____%
Templeton International Securities, Class 1   1/27/92       _____%        _____%       _____%       _____%          _____%
Templeton International
   Smaller Companies, Class 1                 5/01/96       _____%        _____%       _____%       _____%          _____%
Templeton Pacific Growth Securities,
  Class 1                                     1/27/92       _____%        _____%       _____%       _____%          _____%
USAllianz VIP Diversified Assets             11/12/99       _____%        _____%       _____%       _____%          _____%
USAllianz VIP Fixed Income                   11/12/99          __%        _____%       _____%       _____%          _____%
USAllianz VIP Growth                         11/12/99       _____%        _____%       _____%       _____%          _____%




Table II:  Total Return for the periods ended ___________, 2000

---------------------------------------------------------------------------------------------------------------------------
                                            Sub-Account
                                             Inception         One        Three         Five           Ten          Since
Variable Option                                Date           Year        Years         Years         Years       Inception
---------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                               11/12/99      _____%        _____%       _____%       _____%          _____%
Alger American Growth                         11/12/99      _____%        _____%       _____%       _____%          _____%
Alger American Leveraged AllCap               11/12/99      _____%        _____%       _____%       _____%          _____%
Franklin Global Communications
   Securities, Class 1                        1/24/89       _____%**      _____%       _____%       _____%          _____%
Franklin Global Health Care Securities,
  Class 1                                      5/1/98       _____%        _____%       _____%       _____%          _____%
Franklin Growth and Income Securities,
  Class 1                                     1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin High Income, Class 1                 1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Income Securities, Class 1           1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Large Cap Growth Securities,
  Class 1                                      5/1/96       _____%        _____%       _____%       _____%          _____%
Franklin Money Market, Class 1                1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Natural Resources Securities,
  Class 1                                     1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Real Estate, Class 1                 1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Rising Dividends Securities,
  Class 1                                     1/27/92       _____%        _____%       _____%       _____%          _____%
Franklin Small Cap, Class 1                  11/01/95       _____%**      _____%       _____%       _____%          _____%
Franklin S&P 500 Index, Class 1              11/12/99       _____%        _____%       _____%       _____%          _____%
Franklin U.S. Government, Class 1             3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Value Securities, Class 1             5/1/98       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2000, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2005, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2010, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Mutual Discovery Securities, Class 1         11/08/96       _____%        _____%       _____%       _____%          _____%
Mutual Shares Securities, Class 1            11/08/96       _____%        _____%       _____%       _____%          _____%
Templeton Asset Strategy, Class 1              5/1/95       _____%        _____%       _____%       _____%          _____%
Templeton Developing Markets Securities,
  Class 1                                     3/15/94       _____%        _____%       _____%       _____%          _____%
Templeton Global Income Securities, Class 1   1/24/89       _____%        _____%       _____%       _____%          _____%
Templeton Growth Securities, Class 1          3/15/94       _____%        _____%       _____%       _____%          _____%
Templeton International Securities, Class 1   1/27/92       _____%        _____%       _____%       _____%          _____%
Templeton International
   Smaller Companies, Class 1                 5/01/96       _____%        _____%       _____%       _____%          _____%
Templeton Pacific Growth Securities,
  Class 1                                     1/27/92       _____%        _____%       _____%       _____%          _____%
USAllianz VIP Diversified Assets             11/12/99       _____%        _____%       _____%       _____%          _____%
USAllianz VIP Fixed Income                   11/12/99       _____%        _____%       _____%       _____%          _____%
USAllianz VIP Growth                         11/12/99       _____%        _____%       _____%       _____%          _____%



Table III:  Total Return for the periods ended ___________, 2000

---------------------------------------------------------------------------------------------------------------------------
                                            Sub-Account
                                             Inception         One        Three         Five           Ten          Since
Variable Option                                Date           Year        Years         Years         Years       Inception
---------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                              11/12/99       _____%        _____%       _____%       _____%          _____%
Alger American Growth                        11/12/99       _____%        _____%       _____%       _____%          _____%
Alger American Leveraged AllCap              11/12/99       _____%        _____%       _____%       _____%          _____%
Franklin Global Communications
   Securities, Class 1                        1/24/89       _____%**      _____%       _____%       _____%          _____%
Franklin Global Health Care Securities,
  Class 1                                      5/1/98       _____%        _____%       _____%       _____%          _____%
Franklin Growth and Income Securities,
  Class 1                                     1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin High Income, Class 1                 1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Income Securities, Class 1           1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Large Cap Growth Securities,
  Class 1                                      5/1/96       _____%        _____%       _____%       _____%          _____%
Franklin Money Market, Class 1                1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Natural Resources Securities,
  Class 1                                     1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Real Estate, Class 1                 1/24/89       _____%        _____%       _____%       _____%          _____%
Franklin Rising Dividends Securities,
  Class 1                                     1/27/92       _____%        _____%       _____%       _____%          _____%
Franklin Small Cap, Class 1                  11/01/95       _____%**      _____%       _____%       _____%          _____%
Franklin S&P 500 Index, Class 1              11/12/99       _____%        _____%       _____%       _____%          _____%
Franklin U.S. Government, Class 1             3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Value Securities, Class 1             5/1/98       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2000, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2005, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Franklin Zero Coupon - 2010, Class 1          3/14/89       _____%        _____%       _____%       _____%          _____%
Mutual Discovery Securities, Class 1         11/08/96       _____%        _____%       _____%       _____%          _____%
Mutual Shares Securities, Class 1            11/08/96       _____%        _____%       _____%       _____%          _____%
Templeton Asset Strategy, Class 1              5/1/95       _____%        _____%       _____%       _____%          _____%
Templeton Developing Markets Securities,
  Class 1                                     3/15/94       _____%        _____%       _____%       _____%          _____%
Templeton Global Income Securities, Class 1   1/24/89       _____%        _____%       _____%       _____%          _____%
Templeton Growth Securities, Class 1          3/15/94       _____%        _____%       _____%       _____%          _____%
Templeton International Securities, Class 1   1/27/92       _____%        _____%       _____%       _____%          _____%
Templeton International
   Smaller Companies, Class 1                 5/01/96       _____%        _____%       _____%       _____%          _____%
Templeton Pacific Growth Securities,
  Class 1                                     1/27/92       _____%        _____%       _____%       _____%          _____%
USAllianz VIP Diversified Assets             11/12/99       _____%        _____%       _____%       _____%          _____%
USAllianz VIP Fixed Income                   11/12/99       _____%        _____%       _____%       _____%          _____%
USAllianz VIP Growth Sub-Accounts            11/12/99       _____%        _____%       _____%       _____%          _____%



** Recently, many individual stocks and sectors, such as technology, have significantly exceeded historical norms; investors should generally not expect such large gains to continue.

The Franklin Aggressive Growth Securities and Franklin Technology Securities Sub-Accounts commenced operations on May 1, 2000. Therefore no performance is shown for these Portfolios.

Federal Tax Status
--------------------------------------------------------------------------------

Note: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." The Insurance Company intends that all Portfolios underlying the Contracts will be managed by the investment advisers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account. Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other
than Natural Persons

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts. Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain  distributions  from  retirement  plans  qualified  under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or (b) distributions which are required minimum distributions; or (c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or (d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Withdrawals -
Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount surrendered will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2 ; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals"- Qualified Contracts.")

Qualified Plans


The Contracts offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Company specifically consents to be bound. Contract Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a Qualified Plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a Qualified Plan. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.


On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

a. Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b. Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year periods beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c. Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Purchasers of Contracts for use with Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals -
Qualified Contracts


In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.


With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2, or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Tax-Sheltered Annuities - Withdrawal Limitations

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989, and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Annuity Provisions
-------------------------------------------------------------------------------

Fixed Annuity Payout

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of a Portfolio. The Fixed Account value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Contract Value at the time of annuitization, the Annuity Option selected, the age of the Annuitant and any joint Annuitant and the sex of the Annuitant and joint Annuitant where allowed.

Variable Annuity Payout

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Portfolio(s).

Annuity Unit Value

On the Income Date, a fixed number of Annuity Units will be purchased as follows:
The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Portfolio the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Portfolio by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each Portfolio remains unchanged unless the Contract Owner elects to transfer between Portfolios. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each Portfolio. The Annuity Payment in each Portfolio is determined by multiplying the number of Annuity Units then allocated to such Portfolio by the Annuity Unit value for that Portfolio.

On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second: The value of an Annuity Unit for a Valuation Period is equal to:

a. the value of the Annuity Unit for the immediately preceding Valuation Period.

b. multiplied by the Net Investment Factor for the current Valuation Period;

c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. The Assumed Investment Return that the Insurance Company will use is 5%. However, the Insurance Company may agree to use a different value.

Mortality and Expense Risk Guarantee
--------------------------------------------------------------------------------

The Insurance Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality and expense experience.

Financial Statements
-------------------------------------------------------------------------------


The audited consolidated financial statements of the Insurance Company as of and for the year ended December 31, 1999, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 1999, are also included herein.

(Financial statements will be filed by Amendment)




                                    PART C
                              OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      a.  Financial Statements

          The financial statements of the Company and the Separate Account will be filed by Amendment.

      b. Exhibits

      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)
      2.   Not  Applicable
      3.a. Principal  Underwriter's  Agreement(2)
      3.b. General Agency Agreement(4)
      4.   Individual  Variable  Annuity  Contract
      4.a. Waiver of Contingent Deferred Sales Charge Endorsement(1) 4.b. Enhanced Death Benefit Endorsements(1)
      4.c. Immediate Bonus Endorsement
      4.d. Loyalty Bonus Endorsement
      4.e. Guaranteed Minimum Income Benefit Endorsement (Option 1)
      4.f. Guaranteed Minimum Income Benefit Endorsement (Option 2)
      5.   Application  for  Individual  Variable  Annuity  Contract
      6.   (i)   Copy  of  Articles  of  Incorporation of the Company(1)
           (ii)  Copy  of  the  Bylaws  of  the  Company(1)
      7.   Not  Applicable
      8.a. Form of Fund Participation Agreement between North American
           Life and Casualty Company and Franklin Valuemark Funds(1)
      8.b. Form of Fund Participation Agreement between AIM Variable
           Insurance Funds, Inc., Allianz Life Insurance Company of North America and NALAC Financial Plans LLC(3)
      8.c. Form of Fund Participation Agreement between The Alger American
           Fund, Allianz Life Insurance Company of North America and Fred Alger & Company, Incorporated(3)
      8.d. Form of Fund Participation Agreement between USAllianz Variable
           Insurance Products Trust, Allianz Life Insurance Company of North America and BISYS Fund Services Limited Partnership(3)
      9.   Opinion  and  Consent  of  Counsel (to be filed by amendment)
     10.   Independent  Auditors'  Consent (to be filed by amendment)
     11.   Not  Applicable
     12.   Not  Applicable
     13.   Calculation  of  Performance  Data (to be filed by amendment)
     14.   Company  Organizational  Chart(4)
     27.   Not Applicable

(1) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 24, 1996.
(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.
(3) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on November 12, 1999.
(4) Incorporated by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on April 27, 2000.




Item  25.        Directors  and  Officers  of  the  Depositor

The following are the Officers and Directors of the Insurance Company:

Name and Principal            Positions and Offices
Business Address              with Depositor
----------------------------  ---------------------------------

Robert W. MacDonald           Director,
300 S. Hwy 169                Chief Executive Officer
Minneapolis, MN 55426

Margery G. Hughes             President,
300 S. Hwy 169                Chief Administrative Officer
Minneapolis, MN 55426

Mark A. Zesbaugh              Senior Vice President,
300 S. Hwy 169                Chief Financial Officer
Minneapolis, MN  55426

Lowell C. Anderson            Chairman of the Board
1750 Hennepin Avenue
Minneapolis, MN 55403

Herbert F. Hansmeyer          Director
777 San Marin Drive
Novato, CA 94998

Michael P. Sullivan           Director
7505 Metro Boulevard
Minneapolis, MN 55439

Dr. Gerhard Rupprecht         Director
Reinsburgstrasse 19
D-70178
Stuttgart, Germany

Edward J. Bonach              President - Special
1750 Hennepin Avenue          Markets Division
Minneapolis, MN 55403

Robert S. James               Senior Vice President - Marketing
300 S. Hwy 169                Development
Minneapolis, MN 55426

Rev. Dennis Dease             Director
c/o University of St. Thomas
215 Summit Avenue
St. Paul, MN 55105-1096

James R. Campbell             Director
c/o Norwest Corp.
Norwest Center
Sixth & Marquette
Minneapolis, MN 55479-0116

Robert M. Kimmitt             Director
Wilmer, Cutler & Pickering
2445 M Street NW
Washington, DC  20037-1420

Brad Barks                     Senior Vice President -
300 S. Hwy 169                 Financial Analysis/M&A
Minneapolis, MN 55426

Chuck Kavitsky                 Senior Vice President -
300 S. Hwy 169                 Chief Marketing Officer
Minneapolis, MN 55426


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Insurance Company organizational chart was filed as Exhibit 14 (File Nos. 333-06709 and 811-05618) in Post-Effective Amendment No. 8 filed April 27, 2000 and is incorporated herein by reference.

Item  27.        Number  of  Contract  Owners

Not Applicable

Item  28.        Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item  29.        Principal  Underwriters



    a. USAllianz Investor Services, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

                          Allianz  Life  Variable  Account  A
                          Preferred  Life  Variable  Account  C

     b. The following are the officers(managers) and directors (Board of Governors) of USAllianz Investor Services, LLC:


                        Positions and Offices
Business Address        with Underwriter
----------------------  ----------------------

Christopher H.Pinkerton President and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Thomas B. Clifford      Vice President and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael M. Ahles        Senior Vice President, Chief Financial
1750 Hennepin Avenue    Officer & Treasurer
Minneapolis, MN  55403

Lawrance C. Skibo       Executive Vice President
1750 Hennepin Avenue
Minneapolis, MN  55403

Catherine Q. Farley     Senior Vice President & Chief Administrative
1750 Hennepin Avenue    Officer
Minneapolis, MN  55403

Robert S. James         Director
1750 Hennepin Avenue
Minneapolis, MN  55403

Cindy Robeck            Assistant Vice President
1750 Hennepin Avenue
Minneapolis, MN  55403

Carol Shaw              Senior Vice President
1750 Hennepin Avenue
Minneapolis, MN  55403

Gigi Wagner             Vice President
1750 Hennepin Avenue
Minneapolis, MN  55403


     c. Not Applicable

Item  30.        Location  of  Accounts  and  Records

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, 55403 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item  31.        Management  Services

Not  Applicable

Item  32.        Undertakings

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

   d. Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                             REPRESENTATIONS

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                              SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 29th day of June, 2000.

                                         ALLIANZ  LIFE VARIABLE  ACCOUNT  B
                                         (Registrant)


                                         By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                             OF  NORTH  AMERICA
                                                 (Depositor)




                                         By: /S/ SUZANNE J. PEPIN
                                            --------------------------------




                                         ALLIANZ  LIFE  INSURANCE  COMPANY
                                         OF  NORTH  AMERICA
                                          (Depositor)




                                          By: /S/ SUZANNE J. PEPIN
                                             ------------------------------







Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title                                               Date

Lowell C. Anderson*      Chairman of the Board                      6/29/00
Lowell C. Anderson

Robert W. MacDonald*     Director and                               6/29/00
Robert W. MacDonald      Chief Executive Officer

Margery G. Hughes*       President and                              6/29/00
Margery G. Hughes        Chief Administrative Officer

Mark A. Zesbaugh*        Chief Financial Officer                    6/29/00
Mark A. Zesbaugh         Senior Vice President

Herbert F. Hansmeyer*    Director                                   6/29/00
Herbert F. Hansmeyer

Michael P. Sullivan*     Director                                   6/29/00
Michael P. Sullivan

Dr. Gerhard Rupprecht*   Director                                   6/29/00
Dr. Gerhard Rupprecht

Rev. Dennis Dease*       Director                                   6/29/00
Rev. Dennis Dease

James R. Campbell*       Director                                   6/29/00
James R. Campbell

Robert M. Kimmitt*       Director                                   6/29/00
Robert M. Kimmitt



                                         *By    Power  of  Attorney



                                          By: /S/ SUZANNE J. PEPIN
                                              --------------------------------
                                              Suzanne J. Pepin
                                              Attorney-in-Fact


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Lowell C. Anderson, Chairman of the Board of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert
W. MacDonald and Suzanne J. Pepin, each individually as my attorney and agent, for me, and in my name as Chairman of the Board of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

       WITNESS my hand and seal this 3rd day of April 2000.

WITNESS:

/s/ Lowell C. Anderson
-----------------------------


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Robert W. MacDonald, Chief Executive Officer and a Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Suzanne J. Pepin as my attorney and agent, for me, and in my name as Chief Executive Officer and Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.


/s/ Robert W. MacDonald
-----------------------
Robert W. MacDonald

       WITNESS my hand and seal this 26th day of April 2000.


WITNESS:

/s/ Mary Ann Lemke
-----------------------------


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Margery G. Hughes, President of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Suzanne J. Pepin, each individually as my attorney and agent, for me, and in my name as President of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

     WITNESS my hand and seal this 5th day of April 2000.

WITNESS:  /s/ Mary Ann Lemke

/s/ Margery G. Hughes
-----------------------


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Mark A. Zesbaugh, Senior Vice President, Chief Financial Officer and Assistant Secretary of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Suzanne
J. Pepin, each individually as my attorney and agent, for me, and in my name as Senior Vice President, Chief Financial Officer and Assistant Secretary of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

     WITNESS my hand and seal this 3rd day of April 2000.

WITNESS:                                /s/ Mark A. Zesbaugh


/s/ Stacey R. Thiele
-----------------------


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Herbert F. Hansmeyer, Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Suzanne J. Pepin, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

/s/ Herbert F. Hansmeyer
------------------------
Herbert F. Hansmeyer

     WITNESS my hand and seal this 4th day of April 2000.

WITNESS:

/s/ David C Marks
------------------

                                 ACKNOWLEDGEMENT


State of Connecticut
County of Fairfield

The foregoing instrument was acknowledged before me Tracy Stroh this 5th day of April, 2000, by Herbert F. Hansmeyer.

                                           /s/ Tracey Stroh
                                           -----------------
                                           Notary Public


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Michael P. Sullivan, Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Suzanne J. Pepin, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

     WITNESS my hand and seal this 5th day of April 2000.

WITNESS:

/s/ Michael P. Sullivan
------------------


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Dr. Gerhard G. Rupprecht, Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Suzanne J. Pepin, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.


     WITNESS my hand and seal this 18th day of April 2000.

WITNESS:

                                      /s/ Gerhard Rupprecht

                                      (Dr. Gerhard Rupprecht)

                                                 Unterschriftsbeglaubigung

I hereby certify, the the above is the true signature, acknowledged in my presence of

                        Dr. Gerhard Rupprecht
                        Chairman of the Board of Management
                        Reinsburgstrabe 19,70178 Stuttgart, Germany,

Personally know to me.

                          Stuttgart, den 18.April 2000

                                         /s/ Dr. Kubler
                                         Dr. Kubler
                                         Notarvetreter


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Reverand Dennis J. Dease, Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Suzanne J. Pepin, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

                               /s/ Dennis J. Dease

     WITNESS my hand and seal this 4th day of April 2000.

WITNESS:

/s/ Donna L Baisden


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, James R. Campbell, Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Suzanne J. Pepin, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

/s/ James R. Campbell

     WITNESS my hand and seal this 5th day of April 2000.

WITNESS:

/s/ Vicki L. Plymate
--------------------


                            LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Robert M. Kimmitt, Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Suzanne J. Pepin, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.


     WITNESS my hand and seal this 5th day of April 2000.

                              /s/ Robert M. Kimmitt
                             ----------------------
                              Robert M. Kimmitt, Esq.

WITNESS:

/s/ illegible
------------------







                                   EXHIBITS

                                      TO

                                   FORM N-4

                       ALLIANZ LIFE VARIABLE ACCOUNT B

               ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA



                              INDEX TO EXHIBITS



EXHIBIT
99.B.4.       Individual Annuity Contract
99.B.4.c.     Immediate Bonus Endorsement
99.B.4.d.     Loyalty Bonus Endorsement
99.B.4.e.     Guaranteed Minimum Income Benefit Endorsement (Option 1)
99.B.4.f.     Guaranteed Minimum Income Benefit Endorsement (Option 2)
99.B.5.       Application for Variable Annuity